                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                               Under Section 12(b)
                 or 12(g) of The Securities Exchange Act of 1934

                             TETON PETROLEUM COMPANY
                 (Name of Small Business Issuer in Its Charter)

                    Delaware                        84-1482290
        (State or other jurisdiction of           (I.R.S. Employer
         Incorporation or organization)          Identification No.)

                        2135 BURGESS CREEK ROAD, SUITE #7
                                 P.O. BOX 774327
                           STEAMBOAT SPRINGS, CO 80477
               (Address of principal executive offices) (Zip Code)

                                  970.870.1417
                           (Issuer's telephone number)

           Securities to be registered under Section 12(b) of the Act:
                                      None

           Securities to be registered under Section 12(g) of the Act:

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                                (Title of Class)

                                     PART I

                             DESCRIPTION OF BUSINESS

Formation and Business Development

         The Company is a domestic oil and gas enterprise which operates in
Russia through its subsidiaries. The Company was formed by the November 1998 merger (the "Merger") of EQ Resources Ltd. ("EQ"), an Ontario corporation domesticated in Delaware for purposes of the Merger, and American Tyumen
Exploration Company, a Colorado corporation ("ATCO"). Upon the merger of ATCO into EQ, the surviving corporation was renamed Teton Petroleum Company. Upon completion of the Merger, shareholders of ATCO owned approximately 90% of Teton
Petroleum Company.

        The Company conducts its active business solely through its subsidiary, Goltech Petroleum LLC, a Texas limited liability company
("Goltech"), which, in turn, operates solely through ownership of a majority interest in Goloil, a Russian joint stock company. The Company currently owns
50% of the issued and outstanding membership interests in Goltech. Goltech currently owns 70.59% of the issued and outstanding shares of stock in Goloil.
Goloil performs all of the Company's oil and gas exploration, development, production and marketing activities.

        Goltech is a limited liability company organized and existing under the laws of Texas.  For tax purposes it is treated as a partnership. The membership interests in Goltech are owned 50% by Teton and 50% by Petromed Oil Limited, a
Cyprus limited liability company ("Petromed").  Day-to-day operations of Goltech are managed by a manager or managers.  Currently, Petromed is the sole manager.
The number of managers may be changed by the members.  The manager cannot take any of the following actions except with the approval of the members holding
100% of the membership interests: (a) liquidate, merge, or reorganize Goltech;
(b) sell or otherwise dispose of shares or ownership interests; (c) sell or dispose of receivables, including loans to Goloil; (d) distribute or reinvest profits; (e) modify the terms and conditions of the Oil Field Development
Agreement or Lease Agreement with Energosoyuz (See, "Sale of Interest in
Goltech"); (f) make any other decision which causes substantial change to the capital structure of Goltech, such as raising new equity or borrowing funds; or
(g) make decisions on voting at the general meeting of shareholder or at the meeting of the board of Goloil on any matters listed in subclauses (a) through
(f).  On other matters, the approval of the members holding in excess of 50% of the membership interests is required to approve actions brought to the members.
However, in the event of a 50-50 split on a matter, not covered by subclauses
(a) through (g) above, Petromed has the deciding vote.  New members cannot be added to Goltech without the approval of all members.  Until Teton and Petromed have received aggregate distributions from Goltech of $1.25 million and $1 million respectively, profits and losses of Goltech are allocated 55% to Teton and 45% to Petromed.  After each member has received such distributions,
Goltech's profits and losses will be allocated 50% to each Teton and Petromed.

         Goloil is a closed joint stock company formed and operating under
Russian law. Russian joint stock companies (JSC's) are corporate entities with limited liability, akin to corporations under American law. In a manner similar to domestic corporations, shareholders of JSC's generally are not liable for debts and obligations of a JSC but, unlike shareholders of domestic corporations, can be held liable for debts and obligations of a bankrupt JSC if they have exercised their authority to undertake an action knowing that bankruptcy would be a possible result of their actions. Any transfer of shares by a shareholder of a JSC to a third party is subject to a right of first refusal by other shareholders of the JSC.

         Similarly to most domestic corporation laws, under Russian law, a simple majority of voting shares is sufficient to control adoption of most resolutions. However, contrary to most domestic corporate laws, Russian corporate law requires a 75% majority vote to pass resolutions concerning amendment of the charter of a JSC, reorganization (including any merger) or liquidation of the JSC, increase in the total number of shares that the JSC is authorized to issue and approval of certain transactions which fall within the definition of "large" transactions. (Absent such approval, any transaction involving transfer or acquisition of property exceeding 50% of the value of the assets of the JSC is void).

         A JSC has no obligation to pay dividends to the holders of common shares. The amount of dividends to be paid out to the shareholders must be approved by a simple majority vote at the general meeting of shareholders based on a binding recommendation of the board of directors.

Pre-Merger Activities

         EQ was incorporated in Ontario, Canada, on November 13, 1962 under the name of Magnesite Mines Limited and, in August 1989, changed its name to EQ
Resources Ltd. On November 19, 1998, EQ was domesticated in Delaware. At the time of the Merger, EQ essentially was inactive and lacked sufficient funds to carry on meaningful exploration of its mineral properties, which consisted of licenses for the exploration of gold in Ghana. Subsequent to the merger, the gold licenses were transferred or allowed to lapse.

         ATCO was incorporated in Colorado on November 13, 1996. Prior to the
Merger, ATCO's business was conducted through its wholly-owned subsidiary,
Goltech which, in turn, operated through ownership of a majority interest in
Goloil. ATCO acquired all of the membership interests in Goltech in September
1997. At the same time, ATCO caused Goltech to increase its interest in Goloil to 50% of the issued and outstanding shares of that company. In July 1998,
Goltech purchased an additional 11% of Goloil's shares. Prior to the Merger,
ATCO was principally engaged in obtaining funds to exploit the license (the
"Goloil License") owned by Goloil for exploration and development of oil and gas in the Eguryak license area of Siberia, Russia. Through Goltech and Goloil, ATCO operated two wells which had been drilled previously by an unaffiliated entity of the Russian government and which produced periodically prior to the Merger.
In addition, ATCO sought funding for further drilling on the Goloil License, undertook activities required by the Goloil License, and explored the feasibility of constructing a pipeline to transport oil produced from the wells producing on lands covered by the Goloil License.

The Merger

         The Merger was composed of two related transactions. In the first transaction ATCO obtained control over the stock of DCD Dagestan, a Russian joint stock company which owned interests in seven oil licenses in the Russian territory of Dagestan, along the western coast of the Caspian Sea. The stock in
DCD Dagestan initially was owned by Teton Oil Limited, an Ontario corporation formed in April 1997 and subsequently domesticated as a Delaware corporation under the name of Teton Oil (USA) Limited ("Teton Limited"). Teton Limited
formed a wholly-owned subsidiary, Teton Oil Inc. ("Teton Inc.") into which it placed all of its interests in DCD Dagestan. ATCO then acquired all of the issued and outstanding stock in Teton Inc. by issuing to Teton Limited 1,950,036 shares of ATCO common stock, representing 25% of the then issued and outstanding
ATCO shares and valued at an aggregate of $975,018. (All references to dollar amounts in this Registration Statement are in United States Dollars.) In the
Merger, the ATCO  common stock was converted into 2,925,054 shares of common stock of Teton.

         In the second transaction, ATCO and EQ entered into a merger agreement which provided for the merger of ATCO into EQ upon its domestication as a
Delaware corporation and renaming as Teton Petroleum Company. Each share of common stock of ATCO was exchanged for 1.5 shares of Teton upon consummation of the Merger. The shares of Teton stock received upon the exchange of the ATCO stock were valued at an aggregate of $686,325.

         The first transaction, the acquisition of Teton, Inc. by ATCO immediately prior to the Merger, was a term of the Merger. Upon completion of the Merger, the former EQ shareholders owned approximately 10% of Teton, and the former ATCO shareholders (including Teton Limited) owned the remaining approximately 90% of the issued and outstanding shares. Upon completion of the
Merger, the corporate existence of ATCO ceased.

Business of the Company Since the Merger

        The business of the Company since the Merger has focused on the operation and exploitation of the business and assets which ATCO brought into the transaction. Management determined to apply its resources and concentrate on operating existing wells, drilling new wells and constructing a pipeline to carry oil produced from the Goloil License lands. The Company decided not to expend resources on the DCD Dagestan license because it determined that the prospects for development and exploitation of the Goloil License were better than the prospects for development and exploitation of the DCD Dagestan license, and that political instability in the area covered by the DCD Dagestan license makes any operations too risky. As such, the Company did not fulfill certain requirements of the licenses for the DCD Dagestan properties. In 1998, the
Company wrote down the value of the DCD Dagestan licenses and properties to zero on its financial statements. Effective May 24, 2001, the Company disposed of its interest in Teton Inc., the assets of which consisted of the remaining licenses for DCD Dagestan properties.

Additional Interest in Goloil

         In April 1999, Goltech purchased an additional 9.59% interest in
Goloil. The additional interest increased Goltech's stake in Goloil to 70.59% of the issued and outstanding shares of Goloil. Currently, the remaining interests in Goloil are owned by four Russian entities, none of which is affiliated with the Company: Lukoil-Zapadnaya Siber (11.58%), Aganneftigazgeologia (10.00%),
Geoservice (5.83%), and Sibcontract (2.00%).

United States Trade and Development Agency (TDA) Grants

         In May 1997, ATCO entered into an agreement with Varioganneft JSC
("VN") to facilitate joint ownership of licenses for the right to use the subsoil to produce oil and gas in the Novo-Aganskoye, Kalinovaya and East
Kalinovaya license areas of Siberia, all then owned by VN. The agreement with VN provided ATCO (now the Company) with an option to obtain a feasibility study and raise funds to explore, develop and exploit the licensed areas. However, the
Company is not obligated to undertake any of these activities.

         In August 1997, VN, with the assistance of ATCO, obtained a commitment for a $250,000 grant from the United States Trade and Development Agency ("TDA")
to fund a study of the feasibility of exploring and developing the license area.
Great Northern Gas Company, a shareholder of Teton, with assistance from ATCO, was selected as the contractor for the study. Great Northern Gas Company subcontracted the study to ATCO, and the obligation was undertaken by the
Company subsequent to the Merger. In fulfilling its obligations, the Company sent engineers, geologists and other specialists to the VN license area and commissioned a study which is anticipated to be completed by June 30, 2001. If, by December 31, 2003, the Company is able to obtain financing for, finances, or takes an equity position in the project, substantially implementing the study,
Great Northern Gas will become obligated to repay the amounts advanced by the
TDA. Teton then would be required to indemnify Great Northern Gas for the amount repaid the TDA.

         Upon completion of the study funded by the TDA grant, the Company may, but is not required to, obtain such funding. If the Company obtains funding, implements the TDA-sponsored study and brings the licensed area into development, the Company and VN will share equally subsequent production revenues and future expenses. The Company's agreement with VN is in force at the date of this Statement, and no breach or default has occurred.

         Through March 2001, the Company has received an aggregate of $212,500 under the TDA grant for a feasibility study relating to the Siberian licenses owned by VN. Upon submitting the feasibility study required by the grant, the
Company will receive an additional $37,500.

         In September 1999, the Company entered into an agreement with Goloil to prepare a feasibility study of the Eguryak license area pipeline project. This study is being funded through another grant from the TDA of $300,000. Through
March 2001, $255,000 has been received under this grant, and the remaining funds will be paid upon completion of the study. In fulfilling its obligations, the
Company will use third-party contract engineers, geologists and other specialists to determine feasibility of further development and will commission a study which is anticipated to be completed by the end of 2001. The Company anticipates that its consulting geologists, Gustavson and Company, will be used to complete the study. As required by the grant, on March 31, 2001, the Company provided a progress report to the TDA. If, by December 2005, the Company is able to obtain financing for, finances, or takes an equity postion in the project, substantially implementing recommendations and conclusions contained in the study, the Company will become obligated to repay the amount of funds provided by the TDA pursuant to the grant.

Sale of Interest in Goltech

         In June 2000, Teton and Goltech entered into a Master Agreement with
Fenlex Nominee Services Limited ("Fenlex"), as sole trustee of the Mediterranean
Overseas Trust, a trust organized under the laws of Malta (hereinafter, together with its affiliates nominated to carry out the Master Agreement, "MOT"), providing, among other things, for (a) the appropriate parties to enter into an
Issuance and Purchase Agreement containing the terms of MOT's purchase of 50% of the membership interests in Goltech in exchange for $1,000,000, provided that certain changes were made in the organization documents of Goltech; (b) an additional investment by MOT, through an oil field development and leasing arrangement, of up to $5,600,000, paid on an as-needed basis, to cover certain costs related to the pipeline, a processing facility and drilling of five additional wells; (c) payment of leasing fees and repayment of amounts advanced by MOT through a production payment in the form of crude oil; and (d) the parties to mutually agree on the terms of any additional work not contemplated by the agreements or any additional investments in the project.

         As contemplated in the Master Agreement, an Issuance and Purchase
Agreement (the "Petromed Agreement") was signed on August 14, 2000, wherein
Goltech sold to Petromed Oil Limited, a Cyprus limited liability company, a 50%
membership interest in Goltech for $1,000,000.  The Petromed Agreement required that Goltech contribute the purchase price, as an equity contribution or loan to
Goloil. Subsequently, the parties agreed to have the $1,000,000 payment paid to
Energosoyuz for use in the drilling of wells and construction of facilities.
Petromed's execution of the Petromed Agreement was conditioned on, among other things, Goloil's entering into an Oilfield Development Agreement and Lease
Agreement with Energosoyuz (the "Oilfield Agreement"), for the drilling and operation of additional wells on the Goloil License lands.  At the time of these transactions, Petromed was a Cyprus company owned by an entity which, in turn, was owned by Fenlex.  Energosoyuz is a Russian company owned at the time of these transactions by the beneficiaries of MOT.

         As contemplated in the Master Agreement and the Petromed Agreement,
Goloil and Energosoyuz entered into the Oilfield Agreement, providing, among other things, for the drilling and operation of additional wells on the Goloil
License lands and for Energosoyuz to fund up to $5,600,000 to cover certain costs related to the pipeline, a processing facility and drilling of five wells.
The Master Agreement, the Petromed Agreement, the Oilfield Development
Agreement, and the Lease Agreement, are collectively referred to as the "MOT
Agreements."  During the term of the MOT Agreements, the wells drilled and facilities constructed by Energosoyuz will be leased to Goloil for a production payment equal to 50% of the crude oil produced by those wells and the wells already producing on the licensed lands.  On the date (the "recovery date")
seven years from the date of the Oilfield Agreement, (a) Energosoyuz shall merge into Goltech; (b) 100% of the shares in Energosoyuz shall be transferred to
Goltech; (c) 100% of the shares in Energosoyuz shall be equally distributed between Teton and MOT or its nominee; or (d) any other action agreed by Teton and MOT or its nominee shall be effected so that the revenues of Energosoyuz are thereafter distributed between Teton and MOT or its nominee in proportion to their respective shares in Goltech. Alternatively, the parties may agree to arrange for the transfer of the title and ownership rights to the wells and facilities from Energosoyuz to Goloil.  If the oil delivered to MOT pursuant to the Master Agreement falls below 80,000 tons per year or if, with respect to oil which is sold outside of Russia, the market price of URAL oil blend per barrel falls below $17.00 per barrel, the recovery date will be extended beyond seven years to a date which permits the recovery of oil of a value (determined by the same mechanism) equal to the aggregate shortfall below $17.00 per barrel.  The value of the crude oil transferred to MOT and sold outside of Russia is to be determined based upon the market price of Ural oil blend per barrel quoted by
"Platt's Crude Oil Marketwire," an independent reporter for the oil business
(without regard to the actual sales price for such oil), averaged over the seven year recovery period.  The value of crude oil sold inside Russia is determined by the actual price paid for the oil.

The Goloil License

         The Goloil License, which has a term of 25 years from 1997, may be extended upon Goloil's compliance with a specified program of operations and undertaking of additional operations after the end of the primary term.  The area covered by the Goloil License encompasses 187 square kilometers in the south central portion of the West Siberian Basin and is located approximately
10 kilometers to the north and west of Samotlor, Russia's largest oil field.
Three producing fields are located within the license area: Golevaya, Eguryak, and South Eguryak.  Among other matters, the Goloil License requires the Company to prepare and implement an annual operating plan; provide operational reports;
comply with environmental and archeological requirements; and perform appropriate reclamation activities.

         The environmental requirements underlying the Goloil License generally are established by the (Russian) Law on Protection of Environment, dated
December 19, 1992. The Government of the Russian Federations, Ministry of
Natural Resources and other competent agencies establish special rules, restrictions and standards for enterprises conducting activities affecting the
Russian environment. Limits for permitted discharge of waste and pollutants into the environment are established for each enterprise. Any discharge in excess of such limits require the (i) approval of the authorities and (ii) payment of a special charge for extra discharge of pollutants pursuant to established tariff.
Any unauthorized discharge in excess of established limits may expose the entity to payment of damages and penalties. The general principle of Russian environmental law is that any environmental damage caused by an unlawful activity (i.e. activity conducted in violation of existing standards and restrictions) must be fully compensated. Under certain circumstances, top officers of the entity causing substantial environmental damage may be subject to criminal liability.

         The Law of the Russian Federation on Subsoil requires all users of subsoil to comply with existing technical rules, standards and restrictions in their operations including safety and environmental requirements. Failure to comply with such rules and standards may result in withdrawal of the exploration and production license and, consequently, termination of operations.

         The Goloil License also requires that the licensee obtain oil and gas equipment and services from Russian vendors to the extent that such equipment and services are available. To date, Goloil has been able to obtain necessary goods and services from local Russian vendors without any material, adverse impact in terms of cost, quality or availability. Certain Russian governmental authorities are obligated under the Goloil License to provide assistance to
Goloil in obtaining permits, visas, papers, certificates, and provide certain other operational assistance. Russian authorities also are obligated to provide to Goloil certain geological information in its possession.

        In addition, the Goloil License mandates that Goloil drill a minimum of five new wells, conduct an additional seismic survey aggregating 30 square kilometers and evaluate geological data from an area covering 186 square kilometers, and conduct production tests on six wells by December 31, 2001.  As of June 15, 2001, Goloil has completed its required seismic survey and is processing the data, has drilled two new wells, has commenced drilling two additional new wells, and has completed production tests on four wells.
Management is continuing to pursue completion of the performance criteria and believes that there will be no adverse affects on the Company's license.
Management believes that it currently is in compliance with all material terms of the Goloil license.

         If exploration activities within the licensed area establish the existence of reservoirs which extend to adjacent lands not within the Goloil
License and not owned or licensed to another party, Goloil may petition to extend the licensed area to those lands. All geological information generated by
Goloil will be the property of Goloil. Subject to royalty payments, oil produced from the licensed areas is the property of Goloil.

         The Goloil License requires that the Company pay to the Russian government all applicable taxes and several payments for the use of the surface and subsurface: (a) 1% of the estimated costs of exploration and evaluation activities; (b) 3% of the estimated costs of exploration operations outside of the Goloil license area; (c) for the use of the subsurface, 6% of payments for test production and (d) upon commercial production, 11% of the cost of production calculated on the basis of the costs of extracted hydrocarbons plus lost production and losses exceeding those projected in operating plans approved by Russian officials. The form of payment of these amounts must be agreed by the parties three months before commencement of production and two months before the beginning of each year thereafter. During the Company's last fiscal year, an aggregate of $281,690 in payments have been made to the Russian government under the Goloil License.

DCD Dagestan Licenses

         In 1998, the Company wrote down the value of DCD Dagestan licenses to zero on its financial statements.  Subsequently, five of the seven licenses held by DCD Dagestan were allowed to expire.  The remaining two licenses expire on
August 31, 2002, and December 31, 2001, respectively.  Effective May 24, 2001, the Company transferred its interest in Teton, Inc. (which held the remaining
DCD Dagestan licenses) to two shareholders of Teton Limited in connection with the distribution of the Company's common stock held by Teton Limited to its shareholders.

Employees

         Effective December 1, 2000, the Company entered into employment agreements with Howard Cooper and Anna Cooper, the only employees of the
Company. Previously, day-to-day management was conducted by a company owned by the Company's president, pursuant to an unwritten arrangement. The Company also utilizes the services of independent contractors on an as-needed basis.
Operations of Goloil are undertaken through independent contractors and independent contractor oil field service entities which are retained on an as-needed basis and whose regular availability is not guaranteed or subject to any agreement.

Offices

         The Company's offices are located in Steamboat Springs, Colorado. The
Company leases this space from an unaffiliated third party.

Wells

         Goloil is currently producing from three Wells, Wells #16, #44, and
#28.  Between June 2, 2001 (the date the Company began pumping oil through its pipeline) and June 8, 2000, Goloil produced 1,000 barrels of oil per day.  Such production came from Wells #16, #44, and #28.  Goloil has two additional wells which are capable of production.  Well #44, which last produced in October 2000 at an average rate for the month of 84 tons per day, is currently being reworked.  Well #15, which was drilled in 1988, has been shut in since that time because of a lack of road access.  Goloil intends to build a road to Well #15 this year and reactivate it.  Tests performed on Well #15 at the time of drilling show this well is capable of producing.  Prior to completion of the pipeline, the number of wells which Goloil could operate at any given time was influenced by the season, logistics, and conditions of the current transportation routes such as roads for trucks, or the rivers for barges.  At certain times of the year, no oil was produced because of transportation difficulties. With the pipeline in place, Goloil expects to produce oil year round.

         In June 2001, Goloil commenced drilling two additional wells.  After these wells are completed, Goloil expects to drill and complete four additional wells, including one research well, in 2001.

         Management anticipates that it will take about one month to drill each new well and another month for completion and testing before a well becomes operational.  During 2001, in the early stage of the drilling program, management anticipates that each well will take longer to be drilled.

         Under Goloil's license agreement, Goloil is required to drill a certain number of "research wells" which are intended to increase knowledge about field extent and reserves and would generally be considered as "step-out" or
"exploration" wells, i.e., those which are drilled adjacent to a proven well but are located in an unproven area.  Data gathering requirements for a research well require that it must be cored more extensively, than an exploratory well, thereby significantly increasing the total cost for such a well as compared to a development well.  The cost for drilling and completion of the development wells is approximately $400,000 per well and the cost of the research well is expected to be $1,000,000.

         Funding for four of the wells that will be drilled by Goloil in 2001 will come from MOT pursuant to the MOT Agreements.  Amounts advanced by MOT will be repaid through a production payment in the form of crude oil.  See, "Sale of
Interest in Goltech."  Funding for additional drilling in 2001 is expected to come from the cash flow from the existing and new wells.

         The following chart sets forth certain production data for the last two fiscal years:

Production Data
------------------------------------------------------- ----------------------- ------------------------
Year                                                             2000                    1999
------------------------------------------------------- ----------------------- ------------------------
Total Gross Oil Production, barrels                            178,331                  133,887
------------------------------------------------------- ----------------------- ------------------------
Total Gross Gas Production, MCF                                No sales                No sales
------------------------------------------------------- ----------------------- ------------------------
Average Oil Sales Price, S/Bbl(1)                               $9.95                   $11.34
------------------------------------------------------- ----------------------- ------------------------
Average Gas Sales Price, S/MCF                                   0.00                    0.00
------------------------------------------------------- ----------------------- ------------------------
Average Production Cost per Barrel                              $9.03                    $7.44
------------------------------------------------------- ----------------------- ------------------------
Gross Productive Wells
------------------------------------------------------- ----------------------- ------------------------
Oil                                                               5                        4
------------------------------------------------------- ----------------------- ------------------------
Gas                                                               0                        0
------------------------------------------------------- ----------------------- ------------------------
Total                                                             5                        4
------------------------------------------------------- ----------------------- ------------------------
Net Productive Wells(2)
------------------------------------------------------- ----------------------- ------------------------
Oil                                                              3.9                       4
------------------------------------------------------- ----------------------- ------------------------
Gas                                                              0.0                       0
------------------------------------------------------- ----------------------- ------------------------
Total                                                            3.9                       4
------------------------------------------------------- ----------------------- ------------------------

(1) Average oil sales prices is a combination of domestic (Russian) and export price.
(2) Net well count is based on effective net interest as of the end of each year. Prior to August 2000, the Company owned 100% of the interests in
    Goltech.

         The following chart sets forth the number of net productive and dry exploratory and productive wells drilled for the last two fiscal years:

                                Drilling Activity
                              Eguryak License Area

------------------------------------------------------- ----------------------- ------------------------
Year                                                            2000                    1999
------------------------------------------------------- ----------------------- ------------------------
Number of Net Wells Drilled
------------------------------------------------------- ----------------------- ------------------------
     Exploratory (Research)
------------------------------------------------------- ----------------------- ------------------------
          Productive                                              1                        1
------------------------------------------------------- ----------------------- ------------------------
          Dry                                                     0                        0
------------------------------------------------------- ----------------------- ------------------------
          Total                                                   1                        1
------------------------------------------------------- ----------------------- ------------------------
     Development
------------------------------------------------------- ----------------------- ------------------------
          Productive                                              0                        0
------------------------------------------------------- ----------------------- ------------------------
          Dry                                                     0                        0
------------------------------------------------------- ----------------------- ------------------------
          Total                                                   0                        0
------------------------------------------------------- ----------------------- ------------------------

         In June 2001, Goloil commenced drilling two additional wells.

Products

         Oil from the Goloil License area wells constitutes the only product produced by the Company and its subsidiaries. Oil produced from these wells is sold in Poland, Germany, Belorussia, and Russia. Sales in Poland, Germany, and
Belorussia are in United States dollars. Oil sold in Russia is in rubles. Goloil currently has no long-term contracts for the sale of its oil, although, by the terms of the MOT Agreements, MOT possesses the right to take production in kind.
Goloil currently is not dependent upon any principal customer.

Processing Facility

         Goloil is also in the process of building and completing a processing facility for initial separation and treatment of crude oil on-site. The Company anticipates that the processing facilities will be completed by September 2001 at a cost of $1,500,000. Financing for the processing facility is being paid through funds advanced by MOT pursuant to the MOT Agreements. MOT is entitled to be repaid funds advanced through the form of a production payment in kind. See,
"Sale of Interest in Goltech." Until Goloil's processing facilities are completed, processing is done at the Samotlor oil field during the winter production months and at the Lukoil facility during the summer months. The processing facility has agreed to accept up to 1,000 barrels a day of Goloil's non-processed oil.

Distribution

        In April 2001, Goloil completed the construction of a 40-kilometer pipeline, enabling it to pump oil from the Goloil license area to the Samotlor field. Following testing, on June 4, 2001, Goloil began pumping oil through the pipeline. Prior to completion of the pipeline, oil produced in January,

                                       10

February, and March was hauled by heated oil trucks to a processing facility in the Samotlor oil field, where it was processed before it was pumped into the trans-Siberian pipeline.  Oil produced from July through October was hauled by oil truck to a tank farm, barged to the Lukoil facility for processing and pumped into the trans-Siberian pipeline.  During the other months of the year, because of weather related transportation problems, no oil was produced.  The completion of Goloil's pipeline will permit Goloil to produce oil on a year-
round basis.  Until Goloil's processing facility is completed, such oil will be pumped to the Samotlor facility for processing prior to being transported into the trans-Siberian pipeline.  After Goloil's processing facility is completed,
Goloil will no longer use the Samotlor processing facility.

Significant Factors in Company Operations

         The Company's operations are subject to several influences and uncertainties, including:

        o  Political instability. A significant degree of political uncertainty exists in Russia. The institutions of government and the relations between those institutions, governmental policies and political leaders who formulate and implement them are subject to rapid change. Operations of Goloil in Russia are sensitive to change and political and economic conditions, changes in Russian policies and laws governing foreign investments, taxation, inflation, currency repatriation restrictions, and other political and economic developments in
Russia. The breakdown of Russian political institutions could result in materially adverse occurrences including nationalization of the Company's properties and facilities; unilateral changes to licenses and regulations and the resultant imposition of terms which make the Company's operations economically infeasible; onerous taxation on production and income with resultant increases in costs of operations and charges by local vendors; the absence of institutions providing recourse to the Company in the event of disputes relating to Russian operations; inflationary increases in the cost of goods and services needed by the Company; requirements which require the Company and other foreign entities to disgorge control over Russian operations to
Russian entities; and an inability to remove profits or proceeds from sales from
Russia.

            In addition, the terms of the agreements governing Goloil's projects are subject to administration by the Russian government and, therefore, are subject to changes in the government itself, changes in government personnel, development of new administrative policies or practices, and adoption of new laws. Goloil may be required to obtain and renew licenses and permits on an ongoing basis in connection with further exploration, drilling of wells, construction of transportation facilities and pipelines, marketing of production from the wells, and resultant financial transactions. The rules, regulations, and laws governing all such matters are subject to change by the various governmental agencies involved, and such changes could make Goloil's activities more expensive and unprofitable.

        o  Terms of additional or new licenses, permits and authorizations.
Goloil currently possesses the right to conduct operations on all fields in which it has a license. However, in order to drill for, recover, transport or sell any gas or other hydrocarbons from any other area in which Goloil may attempt to conduct operations, Goloil will generally be required to obtain

                                       11

additional licenses and permits and enter into agreements with various land owners and/or government authorities. The issuance of these permits and licenses generally will be contingent upon the consent of the governmental authority having jurisdiction over the production area, which entities have broad discretion in determining whether or not to grant such authority. Moreover, even if obtained, such licenses, permits, and agreements will generally contain numerous restrictions and require payment of a development/exploration fee, typically based on the recoverable reserves or expenditures. The amount of any such fee and other terms will determine in part, the commercial viability of any extraction project. Goloil's inability to obtain the necessary licenses, permits, and agreements or the associated costs, delays and restrictions may adversely effect its ability to develop the affected project.

        o  Financial and other institutions. From and after the financial crisis of August 1998, Russian financial markets have been extremely volatile, and the
Russian currency, despite a substantial devaluation, remains unstable. The
Russian banking system continues to suffer from liquidity problems and the solvency of such institutions remains in question. In general, banks and financial systems are not yet well developed in Russia, and other forms of infrastructure are often of low standards. In addition, Russian businesses often have little history of operating within a market-oriented economy. Those Russian companies on which the Company may rely may lack in technology, a capital base, and skilled personnel. As a consequence, such companies may not be able to deliver critical goods and services to the material detriment of the Company's operations.

        o  Change in laws. The Company's operations in Russia will be subject to laws, regulations and legal structures which are subject to rapid and dramatic change. In many areas, legislation has not yet been enacted, and where it has been enacted, it often contemplates implementing regulations that have not yet been promulgated. These factors, combined with the rapid pace of legislation, have led to often conflicting requirements and overlapping jurisdictions. The
Russian taxation system continues to evolve. Many of the recent laws are unclear and inconsistently applied. All are subject to often conflicting and uncertain interpretations by governmental officials. Penalties for violation of such laws may be severe and include confiscation. As such, the Company's operations in
Russia are subject to great uncertainty in areas of corporate, commercial, securities, foreign trade, investment and tax law.

         For example, currently Russian law requires that at least 65% of the oil produced from the Goloil wells must be sold in Russia and a maximum of 35%
may be exported. Oil sold within Russia is more subject to fluctuations in the
Russian currency and to issues related to restrictions, if any, on repatriation of sales proceeds and limitations on the Company's ability to exchange Russian currency into dollars. To any extent that this law is altered to decrease the percentage of oil which may be exported, the Company may be adversely impacted.

        o Currency regulations. Russia has strict currency regulations which include requirements to follow special procedures and, in certain cases, to obtain special permissions, for hard currency financing of a Russian entity
(such as Goloil) by a foreign shareholder or creditor. Failure to comply with such requirements may result in severe penalties including confiscation from the
Russian entity of illegally obtained hard currency proceeds or such adverse

                                       12

consequences as Russian entity being prevented form repaying to the foreign creditor of the hard currency loan received in violation of the established procedure.

        o Taxation. As a Russian resident entity, Goloil is subject to all applicable Russian taxes, many of which currently impose a significant burden on profits. The most significant Russian taxes affecting Goloil include:

                (i)  20% value added tax (established pursuant to Chapter 21 of the Tax Code of Russia);

               (ii)  Profit tax which includes 11% federal profit tax; 19%
                     regional profit tax and 5% local tax (in accordance with
                     the Law on Tax on Profit of Enterprises and Organizations
                     dated December 27, 1991, as amended);

              (iii)  Income tax on dividends payable to Goloil's shareholders.
                     The tax must be withheld by Goloil from the amount
                     distributed to each shareholder. The current rate of tax on dividends payable to corporate shareholders is 15%.
                     Dividends payable to Goltech, a United States resident
                     company, are subject to regulations  contained in the
                     United States - Russia tax treaty which limits the
                     possibility of taxation in Russia of dividends  payable to
                     Goltech by 5% (as long as Goltech holds more than 10% share in Goloil);

               (iv)  Road Users Tax applicable to all enterprises in Russia and currently charged at 1.5% of gross revenues of the entity.
                     This tax will be fully eliminated on January 1, 2003.

                (v)  Regional Property Tax payable annually at 2% of the balance value of entities' assets.

         The Russian tax system currently is undergoing a major  reorganization.
Two parts of the new Tax Code of Russia have been enacted within the last two years. New chapters on Enterprises Income/Profits tax, tax rules for Production
Sharing Arrangements an certain other are expected to be passed by the Federal
Assembly later this year or next year. Such changes impose a burden on Goloil to keep current and comply with such tax requirements. The cost of legal and accounting advice may be significant and penalties for violations, even inadvertent ones, may be steep. If revisions impose confiscatory taxes, Goloil's profitability will be adversely affected.

        o  Environmental issues. Significant areas of Russia are seriously polluted and will require substantial cleanup. Expenses of cleanup cannot reasonably be estimated and may impose costs on companies operating in Russia.
Substantial environmental liability caused by the Company's operations could materially and adversely impact Goloil's profitability.

        o  Essential facilities. The Company cannot profit from its operations in Russia without adequate pipeline and related facilities. While those facilities have been available at advantageous costs to date, there can be no assurance that pipeline and related facilities will remain available, can be

                                       13

built, possess adequate capacity or remain economically competitive. Although the Company currently is constructing pipeline facilities in an attempt to remedy some of these uncertainties, the Company cannot be assured that it can profitably operate such facilities, that such facilities will be sufficient for its operations or that the pipeline will not create or result in unanticipated environmental, business or other liabilities.

        o  Civil unrest. Since the breakup of the Soviet Union, the governmental structures which limited the likelihood of civil unrest have disappeared. Any such strife could result in the destruction of the pipeline and or equipment, interruption of the Company's operations, and inability to obtain personnel and supplies.

        o  Crime. The dissolution of the former Soviet Union also has led to a growth in organized crime in Russia. All businesses, including foreign operations such as that conducted by the Company, are susceptible to extortion, theft, and similar crimes.

        o  Severe weather conditions. Severe weather conditions frequently interrupt much of Goloil's operations. Heavy precipitation sometimes makes exploration sites or drilling locations impossible. Extremely cold temperatures may delay or interrupt drilling, well servicing, and production. These adverse weather conditions may limit production volumes, increase production costs, during extended portions of the year.

        o  Competition. The oil and gas business is highly competitive, and the
Company has been and will be competing with numerous other entities, many of which are larger in size and possess significantly greater financial and other resources than the Company. The Company is not a major factor in the industry, and there can be no assurances that it will be able to expand its business or achieve and maintain profitability.

        o  Price fluctuations in oil and gas. The Company's profits or losses will depend heavily on the price of oil. Even a minor fluctuation in the price can have a major impact on the Company's profitability and prospects.

        o  Risk of operations. Oil and gas exploration involves a high degree of risk. The results of such exploration are unpredictable and often unprofitable.
At least four major factors which can make a producing well unprofitable: (i)
natural hazards; (ii) industry conditions such as competition, demand, and governmental regulations; (iii) future developments in the energy industry; and
(iv) conditions in related industries. The natural hazards involved in the drilling of oil or gas wells can include peculiar and unexpected formations, pressures, and other problems that were not anticipated and which are expensive to solve. Such problems can result in property damage or personal injury from fire or explosion. The Company also may be subject to liabilities for pollution and for other similar damages. Further, the Company may lose properties to events against which it cannot obtain insurance or where the cost of insurance is prohibitive. In addition, uninsured liabilities to third parties would diminish the amount of funds available for exploration and development and could result in the loss of the Company's property. The Company relies on related

                                       14

industries such as oil field supply businesses and research enterprises which provide technologies to enhance production and improve secondary and tertiary recovery. The Company's ability to produce from its wells, extend the life of those wells and enhance the amount of recovery depends on the availability of and improvements in such technologies and in its ability to apply such technologies to its wells. In addition, changes in refining businesses affect the ability of the Company efficiently and economically to produce fossil fuels;
produce marketable products; and contend with the differing impurities contained in its production. The Company has not experienced any material losses as a result of any of these risks. The Company has not obtained insurance against any such risk of operations.

        o  Reserve estimates. Although the estimated proven oil and gas reserves and present value of the estimated future revenues attributable to such reserves are based upon reports by independent consultants, there can be no assurance that the Company will realize the amounts estimated to be obtainable. Thus, actual revenues may be substantially different from the estimates which the
Company has used in calculating the reserve values. Many other factors over which the Company has little or no control might lower or preclude recovery from any property. These factors include acts of God, income tax laws, oil, gas and mineral prices, and the development of alternative energy sources. In addition, there can be no assurance that the Company's exploration activities will be successful in finding new reserves or, if found, that production in quantities large enough to make the operation profitable will be possible. If the earnings from the Company's property interests drop significantly below what the Company anticipates, the Company's business may be seriously impaired.

        o  Lack of control over operations. As a result of agreements with third parties, including MOT, the Company has ceded much of its control over its principal assets and operations to such third parties and may not be able to take all actions necessary to protect its interests in such properties and operations. Decisions by such third parties may not be in the best interests of the Company and its
shareholders.

        o  Currency fluctuations. The Company is subject to market risk based on foreign currency fluctuations. Goloil sells approximately 65% of its oil in
Russia and exports approximately 35% of its oil. Payment for domestic oil is in
Russian rubles. Exported oil is paid for with U.S. dollars. In the past, the
Company has benefited from the devaluation of the Russian ruble which has effectively reduced operating expenses of Goloil. Oil prices for oil sold in
Russia, on the other hand, have risen as the ruble has been devalued because such prices are tied to the world market for oil. Currently, the Company has not engaged in hedging transactions. The Company intends to continue to monitor exchange rates to assess its risks concerning currency fluctuation and may engage in hedging transactions in the future. There can be no assurance that management will be successful in managing the risk of currency fluctuations.

        o  Material commitments. The Goloil License requires that Goloil conduct certain exploration and drilling activities.  The Company estimates that the cost to complete the current commitments under the Goloil License will be approximately $2 million.  Funding for Goloil's current commitments to drill new wells will come from MOT pursuant to the MOT Agreements.  In addition, Goloil has an obligation to deliver 80,000 tons of oil for the next seven years to MOT.
(See, "Sale of Interest in Goltech.") The Company intends to fund additional drilling activities of Goloil using revenues generated by existing wells and/or through additional financings.  If revenues are not sufficient to permit additional drilling activity and the Company or Goloil is unable to raise funds from other sources, Goloil may not be able to meet future obligations under the

                                       15

Goloil License.  In such event, Goloil could lose the Goloil License.  The loss of the Goloil License would have a material adverse impact on the Company.  (See also "-The Goloil License"and "--Sale of Interest in Goltech.")

        o  Indebtedness. As of May 31, 2001, the Company had outstanding indebtedness of $396,644 and Goloil had outstanding loans in the principal amount of $2,375,000.  All of Goloil's loans are from Petromed, the manager and a 50% owner of Goltech.  The Goloil indebtedness is secured by the assets of
Goloil and is payable in quarterly installments.  The Company indebtedness is payable in monthly installments of principal and interest and is due on or before August 2, 2002.  The Company intends to pay off such indebtedness through oil revenue from the field. The Company cannot guarantee that production will generate sufficient income to satisfy debt service or that Goltech will distribute all reserve necessary to pay the debts.  (See also, "INTEREST OF
MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS-Transactions involving Mr. William
Kennedy.")

        o  Revenues derived through Goloil. The Company derives its revenues from the sale of oil by Goloil. The Company owns 50% of Goltech, which owns
70.59% of Goloil. Distributions from Goltech to the Company are governed by
Amended and Restated Regulations of Goltech. Such regulations require the distribution of certain funds received by Goltech during the quarter less the amount of reserves the members agree to set aside and expenses. Other distributions require the approval of 100% of the members. Thus, either the
Company or MOT could effectively veto other distributions by failing to approve a distribution to the members. Pursuant to Goloil's charter, dividends on its common stock must be approved by its shareholders holding two-thirds of its common stock, upon recommendation of the board of directors. No dividends have been paid and declared on the common stock of Goloil nor has Goltech made any distributions to its members.

        o  Activities through subsidiaries. The Company presently intends to conduct all of its activities through its subsidiaries.

        o  Operating loss and accumulated deficit. For the year ended December
31, 2000, the Company sustained a net loss of $3,065,869 and had an accumulated deficit of $9,391,203.

                             DESCRIPTION OF PROPERTY

Company Properties

         The Goloil License covers 187 square kilometers in the south central portion of the West Siberian basin. The License is located less than 10 kilometers to the north and west of Russia's largest oil field, Samotlor, and in the midst of many producing fields of varying size. Over 350 fields have been discovered in the basin.

         Three existing fields are located within the Goloil License area:
Golevaya, Eguryak and South Eguryak.  Since Goloil began pumping oil through its pipeline, oil has been produced from three of Goloil's four wells located in
Eguryak and South Eguryak.  A fifth well, located in the Golevaya field, is shut
in.

                                       16

Petroleum Geology

         The West Siberian basin covers an area of about 2.1 million square kilometers in the northern portion of west central Russia. The basin is bordered to the west by the Ural Mountains, to the east by the Central or East Siberian
Plateau, and to the south by the steppes of Central Asia. The winters are extremely cold and long.

         The West Siberia basin is filled with a thick (up to 12,000 meters)
sequence of sedimentary rock.  The sedimentary rocks are predominately
Cretaceous and Jurassic in age and consist mainly of sandstones, siltstones and shales.

Geology of the Eguryak Field

         The sedimentary sections of the Goloil License area that are of particular interest are the Jurassic and Cretaceous age sediments. The upper
Jurassic deposits are mainly shales.  Below this are a number of sandstone layers, alternating with siltstone and clay.  Above the Jurassic deposits the
Cretaceous deposits are mainly alternating sandstones and shales.

                               *******************

                          GLOSSARY OF GEOLOGICAL TERMS

Barrel:  Equal to 42 U.S. gallons.

Basin:  A depressed sediment-filled area, roughly circular or elliptical in shape, sometimes very elongated.  Regarded as good areas to explore for oil and gas.

Cretaceous:  The final period of the Mesozoic era (after the Jurassic) thought to have covered the span of time between 135 and 65 million years ago.

Field:  A geographic region situated over one or more subsurface oil and gas reservoirs encompassing at least the outermost boundaries of all oil and gas accumulations known to be within those reservoirs vertically projected to the land surface.

Jurassic:  The second period of the Mesozoic era (before the Cretaceous) thought to have covered the span of time between 190 and 135 million years ago.

License:  Formal or legal permission to explore for oil and gas in a specified area.

Productive:  Able to produce oil and/or gas.

Proved reserves:  Estimated quantities of crude oil, condensate, natural gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in the future from known reservoirs under existing conditions using established operating procedures and under current governmental regulations.

                                       17

Proved undeveloped reserves:  Economically recoverable reserves estimated to exist in proved reservoirs, which will be recovered from wells, drilled in the future.

Reserves:  The estimated value of oil, gas and/or condensate, which is economically recoverable.

Reservoir:  A porous, permeable rock containing commercial quantities of oil, gas and/or condensate.

Sandstones:  A medium grained rock composed dominantly of sand sized grains held together by a fine-grained material of cementing agent.

Sedimentary rock:  A rock resulting from the consolidation of loose sediment that has accumulated in layers.

Sediments:  Solid fragmental materials that originates from the weathering of rocks and is transported or deposited by air, water, or ice and that forms in layers on the earth's surface in a loose unconsolidated form; e.g., sand and gravel.

Shales:  A fine-grained rock formed by the consolidation of clay, silt, or mud.

Shut in:  A producing well that has been closed down temporarily, for repair, cleaning out, building up reservoir pressure, lack of market, etc.

Siltstones:  A fine-grained rock composed predominantly of silt sized grains held together by a fine grained material or cementing agent.

                            *******************

Proved Reserves and Present Value Information

        The Company's estimated proved oil reserves and present value of the estimated future net revenues attributable to such reserves at January 1, 2001, are based upon a report, as supplemented, issued by the independent consulting firm of Gustavson Associates, Inc. ("Gustavson"), located in Boulder, Colorado.
The supplemental letter issued by Gustavson on June 13, 2001, made a substantial downward revision in the proved reserves and the estimated future net revenues attributable to such reserves from that originally set forth in the Gustavson report, which had been publicly announced through the Company's website and press releases.  In the supplemental letter, Gustavson noted that questions had been raised concerning the sufficiency and completeness of the data used to establish certain reserves recoverable by secondary recovery methods were
"proved."  Gustavson has withdrawn those reserves from the proved category, until such time, that additional information confirms that they are properly includable in the proved reserve category.

                                       18

         The Securities and Exchange Commission requires that estimates of reserves, estimates of future net revenues and the present value of estimated future net revenues be based on the assumption that oil and gas prices will remain at current levels (except for gas prices determined by fixed contracts), and that production costs will not escalate in future periods. All such estimates have been adjusted for the anticipated costs of developing proved undeveloped reserves.

         Reserve calculations require estimation of future net recoverable reserves of oil and gas and the timing and amount of future net revenues to be received therefrom. Such estimates are based on numerous factors, many of which are variable and uncertain. Accordingly, it is common for the actual production and revenues later received to vary materially from earlier estimates. Estimates made from the first few years of production from a property are not likely to be as reliable as later estimates based on longer production history. Hence, reserve estimates and estimates of future net revenues from production may vary from year to year.

         The Company has not filed reserve estimates with any federal agency.

         Proved reserves are now estimated at 26.7 million barrels gross, and
8.5 million barrels net to the Company.  Results are summarized below:

--------------------- ------------------ -------------------------------------- --------------------------------------
                                          Before Profits Tax and Repatriation    After Profits Tax and Repatriation
                                                       Tax(1)(2)                              Tax(1)(2)
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
Case                     Company Net           Total           Present Value          Total           Present Value
                          Reserves,      Undiscounted Cash   Discounted @ 10%   Undiscounted Cash    Discounted @10%
                       million barrels   Flow, million US$      million US$     Flow, million US$      million US$
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
Total Proved                 8.5               $111.8             $ 77.5              $ 68.1             $ 46.4
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
Proved Developed             1.3               $ 16.6               $8.2                $9.9             $  4.9
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
Proved Undeveloped           7.2               $ 95.2             $ 69.3             $  58.2             $ 41.5
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

     (1) The Russian repatriation tax is a tax equal to 15% of all net profits taken out of Russia. Although the tax might be calculated on the basis of all profits of Goloil, as adjusted by profits and losses from other corporate activities, rather than using only the proceeds from the
         Goloil wells, for purposes of these calculations, the Company has applied the repatriation tax only to the estimates of production from the Goloil wells. Management has included the effect of this tax in economic projections to ensure full consideration of all taxes. Applied to estimates of production provided by the Company's geologic engineering consultants, the total estimated repatriation tax over the life of the field is $11.8 million net to the Company.
     (2) The Ural blend is benchmark crude oil that is the basis for export price postings of West Siberian Oil. Current international postings for
         Ural blend crude oil are incorporated into the cash flow projections for exported oil, with a lower price for domestic oil sales based on current sales prices in Russia.

         These results are all net to the Company and include the impact of financing and debt repayment. The present value of estimated future net revenues at January 1, 2001, has not been adjusted for income taxes. The Company is not

                                       19

currently incurring any repatriation tax liability due to the structuring of their capital input as a loan. Management believes that future repatriation tax liabilities will not be incurred if profits from this project are invested in other projects within Russia. If the Company does not incur repatriation tax liability for the life of this project, the undiscounted total after tax cash flow would be $79.9 million or, discounted at 10%, $54.7 million, for total proved reserves.

         There can be no assurance that the reserves described herein will ultimately be produced or that the proved undeveloped reserves described herein will be developed within the periods anticipated. The cash flows summarized herein should not be construed as representative of the fair market value of the reserves. Actual results are likely to differ greatly from the results estimated.

         The following table sets forth changes in proved reserves at December
31, 2000, December 31, 1999, and December 31, 1998.

                           CHANGES IN PROVED RESERVES

------------------------------------------------------- --------------------- -------------------- -------------------
Date                                                         12/31/2000           12/31/1999           12/31/1998
------------------------------------------------------- --------------------- -------------------- -------------------
Gross Proved Reserves
  (millions of barrels)                                        26.7                  24.6                 24.7
------------------------------------------------------- --------------------- -------------------- -------------------
     Change from Previous Year
------------------------------------------------------- --------------------- -------------------- -------------------
          Due to Production                                    (0.2)                 (0.1)
------------------------------------------------------- --------------------- -------------------- -------------------
          Due to Extension                                      3.8
------------------------------------------------------- --------------------- -------------------- -------------------
          Due to Revision of Geol. Maps                        (1.5)
------------------------------------------------------- --------------------- -------------------- -------------------
          Total                                                 2.1                  (0.1)
------------------------------------------------------- --------------------- -------------------- -------------------
Net Proved Reserves
  (millions of barrels)                                         8.5                  19.4                 15.3
------------------------------------------------------- --------------------- -------------------- -------------------
     Change from Previous Year
------------------------------------------------------- --------------------- -------------------- -------------------
          Due to Production                                    (0.1)                 (0.1)
------------------------------------------------------- --------------------- -------------------- -------------------
          Due to Extension                                      3.0
------------------------------------------------------- --------------------- -------------------- -------------------
          Due to Revision of Geol. Maps                        (1.2)
------------------------------------------------------- --------------------- -------------------- -------------------
          Due to Sales of Oil in Place                         (12.6)                 4.2
------------------------------------------------------- --------------------- -------------------- -------------------
          Total                                                (10.9)                 4.1
------------------------------------------------------- --------------------- -------------------- -------------------
Net Proved Developed Reserves
  (millions of barrels)                                         1.3                   2.3                 1.7
------------------------------------------------------- --------------------- -------------------- -------------------
     Change from Previous Year
------------------------------------------------------- --------------------- -------------------- -------------------
          Due to Production                                    (0.1)                 (0.1)
------------------------------------------------------- --------------------- -------------------- -------------------
          Due to Extension                                      3.0
------------------------------------------------------- --------------------- -------------------- -------------------
          Due to Sales of Oil in Place                         (3.9)                  0.7
------------------------------------------------------- --------------------- -------------------- -------------------
          Total                                                (1.0)                  0.6
------------------------------------------------------- --------------------- -------------------- -------------------

         The following table sets forth the total gross and net developed acres and total gross and net underdeveloped acres subject to the Goloil License as of
April 4, 2001:

                                       20

                      DEVELOPED AND UNDERDEVELOPED ACREAGE:

Eguryak License Area:
         Total Developed Acres
                  Gross                       640
                  Net                         209
         Total Proved Undeveloped Acres
                  Gross                     1,415
                  Net                         462
         Total Other Undeveloped Acres
                  Gross                   117,497
                  Net                      38,370

            DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Officers and Directors

         The directors, executive officers, and significant employees of the
Company, their respective ages and positions with the Company are as follows:

         Name                                        Age                        Position

         H. Howard Cooper                            44                         Director and President

         Thomas L. Di Grappa                         47                         Director and Vice President

         William D. Kennedy                          81                         Director

         H. Howard Cooper. Mr. Cooper founded ATCO in November 1996, served as a director and president of ATCO until the Merger and continued in those positions with the Company thereafter. In 1994, he was a consultant to Central Asian
Petroleum, an oil and gas company located in Russia, and Peak Energy, an oil and gas company located in Denver, Colorado. Mr. Cooper has a bachelor's degree from the University of Colorado in business and a master's degree from Columbia
University in international affairs.

         Thomas L. Di Grappa. Mr. Di Grappa served as a director and vice president of ATCO from its inception to the Merger and as a director and vice president of the Company since the Merger. During the past five years, Mr. Di
Grappa's principal occupation has been as a director and president of Great
Northern Gas Company, an SEC reporting company engaged in oil and gas exploration and production, principally in the Rocky Mountain area. Mr. Di
Grappa has a bachelor's degree from the University of Colorado in business.

         William D. Kennedy. Mr. Kennedy has served as a director of the Company since the Merger. Mr. Kennedy has been an independent oil operator since 1948.

                                       21

In the past five years, Mr. Kennedy has been engaged in independent investment in oil and gas properties and has acted as a principal of Perm Corporation, which operates and purchases domestic oil and gas properties, principally in the southwest United States. He has a bachelor's degree from the University of Texas in business administration.

                REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

                               ANNUAL REMUNERATION

The aggregate annual remuneration for the officers of the Company for the year ended December 31, 2000, was as follows:

Name of Individual                  Capacities in                      Aggregate
or Identity of the Group            Remuneration was Received          Remuneration

H. Howard Cooper                            President                   $17,500 (1)
Anna Cooper                                 Secretary                   $ 6,500 (1)

----------------
(1) Such amounts were accrued in 2000 and paid in January 2001. These payments represent compensation for one month's services for which the Company is obligated to pay the recipients on an ongoing basis. Prior to December 2000, the
Company did not pay any cash compensation to any of its officers. However, pursuant to an unwritten consulting arrangement with Taimen Corporation, a corporation owned by Mr. Cooper, and of which Mr. Cooper and Ms. Cooper were the sole employees, Teton paid Taimen $247,000 and $128,560, respectively, during the fiscal years ended December 31, 2000 and 1999, for management and related services.

         On October 1, 2000, the Company issued warrants to purchase an aggregate of 1,000,000 shares of common stock to Mr. Cooper as compensation for services rendered to the Company. Such warrants are fully vested and expire on
October 31, 2005. The exercise price with respect to the underlying shares is as follows:

                       Number of Shares                   Exercise Price per Share

                           500,000                                 $ .40
                           250,000                                 $ .75
                           250,000                                 $1.00

         Employee Pension, Profit Sharing or Other Retirement Plans

         The Company does not have a defined benefit, pension plan, profit sharing or other retirement plan.

                                       22

Compensation of Directors

         The Company does not pay a director's fee to its directors. In the
Company's sole discretion, the Company may issue stock options or warrants to its directors.

          SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Common Stock

         The following table sets forth certain information as of July 3, 2001
(the "Reference Date") with respect to the ownership of common stock of the
Company by each person known by the Company to own more than 10% of the
Company's common stock, by each officer and director, and by all officers and directors as a group. Unless otherwise indicated, all persons have sole voting and investment powers over such shares, subject to community property laws. As of the Reference Date, there are 28,355,224 shares of common stock outstanding.

          Name and Address of                               Amount            Percent of
          Owner                                             Owned             Class

         H. Howard Cooper(1)                            1,735,485                 6.1%
         2135 Burgess Creek Road
         Suite #7
         P.O. Box 774327
         Steamboat Springs, CO 80477

         Anna R. Cooper(1)                                     -0-                 --
         2135 Burgess Creek Road
         Suite #7
         P.O. Box 774327
         Steamboat Springs, CO 80477

         Thomas L. Di Grappa                            1,110,000(2)              3.9%
         621 - 17th Street, Suite 2150
         Denver, CO 80293

         William D. Kennedy                               133,562                 0.5%
         550 West Texas Avenue
         Midland, TX 79701

         All officers and directors as a group
         (4 persons)                                    2,979,047                10.5%

--------------------
  (1) Ms. Anna Cooper is secretary of the Company and is married to Mr. Howard
      Cooper. Reflects the transfer of 2,925,054 shares of the Company's common stock held by Teton Limited to its shareholders which has been approved by by the board of directors and shareholders of Teton Limited. Previously,
      Mr. Cooper, as president of Teton Limited, controlled those shares.
  (2) Includes shares held by Great Northern Gas Co., a company of which Mr. Di
      Grappa is president and a director.

                                       23

Warrants, Options and Rights

         The following table sets forth certain information as of January 20,
2001, with respect to warrants, options or other rights to purchase common stock of the Company by each person known by the Company to own more than 10% of the
Company's common stock, by each officer and director, and by all officers and directors as a group.

                              Title and Amount of
Name and Address of           Securities called for by      Exercise          Dates of
     Owner                    Warrants, Options or Rights   Price             Exercise

H. Howard Cooper(1)                  86,250                 $  .40        05/15/98-05/15/03
2135 Burgess Creek Road             500,000                 $  .40        10/01/00-10/31/05
Suite #7                            250,000                 $  .75        10/01/00-10/31/05
P.O. Box 774327                     250,000                 $ 1.00        10/01/00-10/31/05
Steamboat Springs, CO 80477

Anna R. Cooper(1)                      -0-                     --                  --
2135 Burgess Creek Road
Suite #7
P.O. Box 774327
Steamboat Springs, CO 80477

Thomas L. Di Grappa                 513,750                 $  .40        05/15/98-05/15/03
621 - 17th Street, Suite 2150
Denver, CO 80293

William D. Kennedy                  354,133                 $  .40        04/20/99-12/10/03(2)
550 West Texas Avenue
Midland, TX 79701

All officers and directors as     1,954,133             $.40-$1.00        05/15/98-10/31/05
a group (4 persons)
----------------------
  (1) Ms. Anna Cooper is secretary of the Company and is married to Mr. Howard
      Cooper.
  (2) The warrant held by Mr. Kennedy was issued in substitution of previously issued warrants. The date of exercise reflects the earliest exercise date.

                                       24

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Transactions Involving Mr. Howard Cooper and Ms. Anna Cooper

         In December 2000, the Company entered into a written employment agreement with Mr. Cooper, to act as president of the Company. The employment agreement is for an initial term of two years and provides that Mr. Cooper's initial salary is $17,500 per month. After the initial term, the agreement is automatically renewed from year to year, with such changes agreed by the parties, unless terminated by either party upon 90 days prior notice. The agreement provides that upon the termination of Mr. Cooper without his consent, except for terminations related to a criminal conviction, death, disability, incapacity, bankruptcy, insolvency, gross negligence, gross dereliction of duty, or gross misconduct, that Mr. Cooper is entitled to a lump sum payment equal to three months salary, based on the salary being paid to Mr. Cooper at the date of termination.

         In December 2000, the Company entered into a written employment agreement with Ms. Cooper, to act as secretary of the Company. The employment agreement is for an initial term of two years and provides that Ms. Cooper's initial salary is $6,500 per month. After the initial term, the agreement is automatically renewed from year to year, with such changes agreed by the parties, unless terminated by either party upon 90 days prior notice. The agreement provides that upon the termination of Ms. Cooper without her consent, except for terminations related to a criminal conviction, death, disability, incapacity, bankruptcy, insolvency, gross negligence, gross dereliction of duty, or gross misconduct, that Ms. Cooper is entitled to a lump sum payment equal to three months salary, based on the salary being paid to Ms. Cooper at the date of termination.

         Prior to entering the employment agreements, the Company had a consulting arrangement with Taimen Corporation, to provide for consulting and management services. Mr. Cooper was the director and president of Taimen
Corporation, and Mr. Cooper and Ms. Cooper were the sole employees. The Company paid Taimen Corporation a total of $247,000 during the fiscal year ended
December 31, 2000 and a total of $128,560 for the fiscal year ended December 31,
1999.

         Management believes that the terms of these transactions with its management were at least as favorable to the Company as those terms which the
Company could have obtained from unrelated third parties through arms-length negotiations.

Transactions Involving Mr. William Kennedy

         In April 1999, the Company borrowed $300,000 from Messrs. John Dorn,
William Kennedy, and Arden Grover (the "April Note"). Mr. Kennedy is a director of the Company. The April Note, with interest at 10% per annum initially was due on April 20, 2001, a date extended to August 2002. The April Note is payable from the net revenue of oil production from Goloil paid to Goltech and is secured by shares of Goltech. The funds from the loan were used for operating purposes. In connection with this loan, Mr. Kennedy was issued a warrant to purchase 333,333 shares of common stock of the Company, at an exercise price of
$1.60 per share. Subsequently, the exercise price for the warrant was reduced to
$.40 per share.

                                       25

         In December 1999, the Company borrowed $76,999.99 from Messrs. Dorn,
Kennedy, and Grover (the "December Note"). The December Note is payable with interest at 10% per annum, principal and interest payable in monthly installments beginning September 1, 2000 from net revenues of oil production from Goloil paid to Goltech secured by shares of Goltech. Such funds were used for working capital purposes.

         In December 1999, the Company entered into a Note Extension and
Modification Agreement with Perm Corporation, modifying the terms of a promissory note in the principal amount of $200,000, originally due on December
31, 1999 (the "Perm Note"). The note as amended provided for monthly installments beginning August 1, 2000, and a due date of August 1, 2002.

         In October 2000, the Company prepaid the February 2001 installment due under the Perm Note by making a $125,000 principal reduction payment plus payment of accrued interest. Mr. Kennedy, a director of the Company, is also a director of Perm Corporation.

         In July 2000, in connection with the Petromed Agreement, the Company,
Perm Corporation, John Dorn, William Kennedy, and Arden Grover entered into a
Note Amendment, Partial Release of Security Interest and Assignment to
Distributions modifying the payment terms, and security for the Perm Note and
April Note. In connection therewith, the Company issued 500,000 shares of common stock of the Company to Perm Corporation.

         In July 2000, Mr. Kennedy received 133,562 shares of common stock of the Company in payment of interest on the April Note and payment of principal and interest on the December Note.

         As of May 31, 2001, the outstanding principal balance of the notes due
Messrs.  John Dorn, William Kennedy,  and Arden Grover and the Perm Corporation
totaled  $375,000.

Transactions Involving Great Northern Gas Company

         Great Northern Gas Company, a shareholder of the Company, entered into a contract with VN to conduct a study of the feasibility of exploring and developing a license held by Varioganneft JSC in the Novo-Aganskoye, Kalinovaya and East Kalinovaya license area of Siberia.  The study was funded through a grant from the TDA.  The obligations under such contract were then assigned to the Company.  See "Description of Business - United States Trade and Development
Agency (TDA) Grant."

                                       26

                            DESCRIPTION OF SECURITIES

Common Stock

         The Company is authorized to issue 100,000,000 shares of common stock, par value $.001 per share. Each share of common stock of the Company is entitled to one vote at all meetings of the shareholders. All shares of common stock of the Company are equal to each other with respect to liquidation rights and dividend rights. There are no pre-emptive rights to purchase any additional shares of common stock. Cumulative voting is not allowed in the election of directors, nor for any other purpose. In the event of liquidation, dissolution, or winding up of the Company, holders of the common stock will be entitled to receive on a prorata basis all assets of the Company remaining after satisfaction of all liabilities.

Transfer Agent

         The Company has retained Computershare Trust Company of Canada as transfer agent for the common stock.

                                       27

                                     PART II

    MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED
                              STOCKHOLDER MATTERS

Market Information

         There is no public trading market for the Company's common stock in the
United States. The Company's common stock is traded on the Canadian Venture
Exchange ("CDNX"), under the symbol "YTY.U"). The following table sets forth, on a per share basis, the range of high and low bid information for the common stock for each quarter during the last two fiscal years, as reported by CDNX, or its predecessor:

                                                                       High             Low

         First Quarter ended 03/31/01                                  $.69             $.33

         Year Ended December 31, 2000

         First Quarter ended 03/31/00                                  $.20             $.15
         Second Quarter ended 06/30/00                                 $.75             $.10
         Third Quarter ended 09/30/00                                  $.55             $.25
         Fourth Quarter ended 12/31/00                                 $.75             $.32

         Year Ended December 31, 1999

         First Quarter ended 03/31/99                                  $.70             $.30
         Second Quarter ended 06/30/99                                 $.60             $.31
         Third Quarter ended 09/30/99                                  $.30             $.10
         Fourth Quarter ended 12/31/99                                 $.35             $.20

         Teton's common stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5 million or individuals with net worth in excess of $1 million or annual income exceeding
$200,000 or $300,000 jointly with their spouse). For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchase and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell Teton's securities and also may affect the ability of purchasers of its stock to sell their shares in the secondary market. It may also cause less broker-dealers willing to make a market and may affect the level of news coverage received by Teton.

                                       28

Holders

         The approximate number of holders of record of the common stock as of
June 10, 2001, is 200.

Dividends

         No dividend has been declared or paid by the Company since its inception and none is contemplated at any time in the foreseeable future.

                                       29

                     RECENT SALES OF UNREGISTERED SECURITIES

         Since July 3, 1998, the Company has made sales of its securities to the following persons for the cash or other consideration indicated, which sales were not registered under the Securities Act of 1933, as amended (the
"Securities Act"):

                                Date                                            Number of
Name of Shareholder             Acquired(1)   Consideration(2)                  Shares/Amount(3)

John P. Eagleton                08/01/98     $  150,000(4)                      $150,000
                                                                                (convertible debenture)
Anthony Eagleton                08/01/98     $   40,000(5)                      $ 40,000
                                                                                (convertible debenture)
Teton Oil (USA) Limited         11/12/98     $  975,018(6)                      2,925,054
                                                                                (exchange transaction)
Anthony Eagleton                06/02/99     $   10,000(7)                      22,222
Francis D. Hopkins              06/25/99     $   10,000(8)                      22,222
Conroy & Co.                    06/25/99     $   10,000(9)                      22,222
John C. Hunzinger               06/25/99     $  10,000(10)                      22,222
Garry Neuschwanger              06/25/99     $   5,000(11)                      11,111
Dan Neuschwanger                06/25/99     $   5,000(12)                      11,111
Triumph Resources               03/07/00     $  14,000 (services)(13)           70,000
James J. Woodcock               05/05/00     $  25,000(14)                      $25,000
                                                                                (convertible debenture)
John Robinson                   05/17/00     $  40,500 (services)(15)           135,000
Frank Calandra in Trust         05/17/00     $ 400,000(16)                      1,333,333
Current Capital Corporation     05/24/00     $  72,000 (services)(17)           144,000
Bendure Investments Ltd.        07/20/00     $  81,730 (services)(18)           272,435
John H. Haskell                 07/20/00     $ 140,865 (services; loan
                                                       repayment)(19)           469,551
Arden Grover                    07/21/00     $  40,069 (loan repayment)(20)     133,562
John Dorn                       07/21/00     $  40,069 (loan repayment)(20)     133,562
William Kennedy                 07/21/00     $  40,069 (loan repayment)(20)     133,562
Perm Corporation                07/21/00     $  31,050 (loan repayment)(20)     103,500
Perm Corporation                07/27/00     $ 150,000 (loan amendment)(21)     500,000
Haskell Investment
Company                         07/31/00     $  39,665 (services)(22)           136,218
James J. Woodcock               07/31/00     $  25,000(23)                      83,333
Hy-Bon Engineering              07/31/00     $  10,000 (services)(24)           33,334
Bendure Investments Ltd.        08/03/00     $ 100,000(25)                      333,333
EuroGas Inc.                    08/24/00     $ 300,000 (loan repayment)(26)     1,000,000
Haskell Investment
Company                         08/25/00     $   100,000 (loan repayment)(27)   333,333
John H. Haskell                 08/25/00     $   100,000(28)                    333,333

                                       30

                                Date                                            Number of
Name of Shareholder             Acquired(1)   Consideration(2)                  Shares/Amount(3)

Bendure Investment Ltd.         08/25/00     $   200,000 (loan repayment)(29)   666,666
Louis A. Oswald, III            09/12/00     $     8,000(30)                    26,600
Margot Eicher                   09/12/00     $     1,200(31)                    4,000
Michael Francis Hopkins         09/12/00     $     1,800(32)                    6,000
Francis D. Hopkins              09/12/00     $     6,000(33)                    20,000
Peter Petrouk                   10/02/00     $   100,000(34)                    333,333
Peter Petrouk                   10/02/00     $     5,000 (services)(35)         16,667
Phillip Laughlin                10/02/00     $     3,000(36)                    10,000
Alex Campbell                   10/03/00     $    10,000(37)                    33,333
Tom Lawson                      10/17/00     $    12,500(38)                    41,666
EuroGas, Inc.                   10/20/00     $   500,000(39)                    $500,000
                                                                                (convertible debenture)
Current Capital Corporation     10/20/00     $   120,000 (services)(40)         400,000
Gary Laughlin                   10/25/00     $     3,000(41)                    10,000
Serge de Pahlen                 11/03/00     $   300,000(42)                    1,000,000
Louis A. Oswald III             11/03/00     $     3,000(43)                    15,000
Patrick R. Laughlin             11/03/00     $     3,000(44)                    10,000
Phillip E. Laughlin             11/03/00     $     2,000(45)                    6,667
Lynn M. and Mark Baalman        11/03/00     $     2,000(46)                    6,667
Jonathan S. Roderick            11/03/00     $     5,000(47)                    16,667
Alexei Yermolenko               12/01/00     $     3,000 (services)(48)         10,000
Valery Bergulev                 12/01/00     $     3,000 (services)(48)         10,000
Alexei Labovsky                 12/01/00     $     3,000 (services)(48)         10,000
Dennis & Margot Eicher          05/15/01     $     2,063(49)                     5,500
Henry D. Haskell                05/15/01     $    50,625(49)                   135,000
Francis D. and Mary J.
Hopkins                         05/15/01     $     2,917(49)                     7,778
Thomas D. and Sheila K.
Lawson                          05/15/01     $    15,000(49)                    40,000
Brownstone Resources            05/16/01     $   187,000(50)                   499,968
Robert F. Bailey                05/17/01     $    37,500(49)                   100,000
Alex B. Campbell                05/18/01     $     7,500(49)                    20,000
George W. and Dana D.
Clay IV                         05/18/01     $    10,000(49)                    26,667
George W. and Margaret E.
Clay III                        05/18/01     $     6,000(49)                    16,000
Samuel David Clay               05/18/01     $     5,000(49)                    13,333
William A. and Magan S.
Flynn                           05/18/01     $    15,000(49)                    40,000
Cathy Cornell Clay              05/18/01     $     1,000(49)                     2,667
Tim and Lindsay Lambert         05/18/01     $     5,000(49)                    13,333
Mike Hopkins                    05/23/01     $     2,063(49)                     5,500
Wyatt Haskell                   05/25/01     $    50,000(49)                   133,333

                                       31

                                Date                                            Number of
Name of Shareholder             Acquired(1)   Consideration(2)                  Shares/Amount(3)

James J. Woodcock               05/31/01     $    25,000(49)                    66,667
Historic Charleston
Apartments                      05/31/01     $     5,000(49)                    13,333
Gresham Sarl                    05/31/01     $    16,666 (services)(51)         44,444
Margaret Ann and James
Dale McFall                     06/02/01     $    10,000(49)                    26,666
Keith and Mary Axelson          06/02/01     $     5,000(49)                    13,333
Bendure Investments             06/04/01     $    40,000(49)                   106,667
William and Nancy Axelson       06/05/01     $     5,000(49)                    13,333
C.R. Bailey                     06/06/01     $    18,750(49)                    50,000
Duke Edwards                    06/06/01     $    18,750(49)                    50,000
John Hunzinger                  06/06/01     $     5,000(49)                    13,333
John Haskell                    06/15/01     $    35,000(49)                    93,333
Louis Oswald, III, IRA          06/20/01     $    27,000(49)                    72,000
Conroy & Co.                    06/20/01     $     5,000(49)                    13,333
Ken Welshimer                   06/22/01     $    20,000(49)                    53,333
Louis A. Oswald, Jr.            06/22/01     $     2,000(49)                     5,333
Richard L. Gelb                 06/22/01     $    50,000(49)                   133,333
Dale H. and Jean F. Dorn        06/22/01     $    50,000(49)                   133,333
McLean Bowman                   06/22/01     $    50,000(49)                   133,333
Tongue River Royalties          06/23/01     $    11,250(49)                    30,000
Salomon Smith Barney,
custodian for the IRA of
Karl F. Arleth                  06/27/01     $   100,000(49)                   266,667
Jerry W. Taylor                 06/28/01     $     5,000(49)                    13,333
Daniel J. Hartmann              06/28/01     $    10,000(49)                    26,667
Donald B. Stott                 06/28/01     $    75,000(49)                   200,000
The de Compiegne Property
Company No. 20, Ltd             06/28/01     $    50,000(49)                   133,333
Brian B. Dorn                   06/28/01     $    25,000(49)                    66,667
Bruce E. Gelb                   06/28/01     $    50,000(49)                   133,333
Robert David &
Julie L. Annear                 06/28/01     $     5,000(49)                    13,333
Lynn A. & Robert T.J.
McBride                         06/28/01     $     1,500(49)                     4,000
Adel H. Hindi                   07/01/01     $    13,500(52)                    36,000
Kelly and Stacy Oswald          07/03/01     $     5,000(49)                    13,333
Louis Oswald, III, IRA          07/03/01     $    16,125(49)                    43,000
Bendure Investments             07/03/01     $    60,000(49)                   160,000
John Haskell                    07/03/01     $    35,000(49)                    93,333
John R. Farina                  07/03/01     $     2,000(49)                     5,333
John B. Thomas                  07/03/01     $     2,000(49)                     5,333
Gresham Sarl                    07/03/01     $    50,000(51)                   133,333

                                       32

(1) The date of the transaction is the date reflected by the Company's books and records as the issue date, not necessarily the date on which consideration was received or the contract for the transaction was executed.
(2) Unless otherwise noted, consideration was paid in cash. With respect to consideration other than for cash, the stock was valued based on the issue price of the stock at the date closest to the transaction.
(3) Unless otherwise noted, all references are to shares of common stock of the
    Company.
(4) Mr. John Eagleton purchased a convertible debenture in the principal amount of $150,000, which together with interest at the rate of 7% per annum was due August 1, 2001. Such debenture was convertible, at the holder's option, into shares of common stock of the Company at the rate of $.50 per share. On
    March 18, 1999, such debenture was converted into 300,000 shares of the
    Company's common stock. The Company relied on the exemption from registration provided in Regulation S promulgated under the Securities Act.
    Mr. Eagleton was not a "US person" as such term is defined in Rule 902 of the Securities Act. Transfer of the shares was also restricted according to the terms of Regulation S. In addition, Mr. Eagleton was an accredited investor, within the exemption provided by Section 4(6) of the Act.
(5) Mr. Anthony Eagleton purchased a convertible debenture in the principal amount of $40,000, which together with interest at the rate of 7% per annum was due June 2, 1999. Such debenture was convertible, at the holder's option, into shares of common stock of the Company at the rate of $.50 per share. On March 18, 1999, such debenture was converted into 80,000 shares of the Company's common stock. The Company relied on the exemption from registration provided in Regulation S promulgated under the Securities Act.
    Mr. Eagleton was not a "US person" as such term is defined in Rule 902 of the Securities Act. Transfer of the shares was also restricted according to the terms of Regulation S. In addition, Mr. Eagleton was an accredited investor, within the exemption provided by Section 4(6) of the Act.
(6) Effective November 12, 1998, the shareholders of Teton Oil (USA) Limited exchanged all of their shares of Teton Oil (USA) Limited for 25% of the shares of ATCO (the predecessor to the Company). Teton Oil (USA) Limited owned 100% of the stock of Teton Oil, Inc., which held the licenses in DCD
    Dagestan. See "DESCRIPTION OF BUSINESS - The Merger."
(7) The Company relied on the exemption from registration provided in Regulation
    S promulgated under the Securities Act. Mr. Eagleton was not a "US person"
    as such term is defined in Rule 902 of the Securities Act. Transfer of the shares was also restricted according to the terms of Regulation S. In addition, Mr. Eagleton was an accredited investor, within the exemption provided by Section 4(6) of the Act.
(8) The Company relied on Section 4(2) of the Securities Act, inasmuch as Mr.
    Hopkins was known to management through prior business transactions, and had experience with and knowledge of the Company as a shareholder, and the offer and sale of the securities was not related to any other offer or sale. The
    Company and the investor entered into a purchase agreement with respect to the purchase. The agreement included representations concerning the investor's intent to acquire the securities for investment only and not with a view towards distribution. The future disposition of the securities was restricted by agreement.
(9) The Company relied on Section 4(2) of the Securities Act, since the purchaser was known to management through prior business transactions, the offer and sale of the securities was related only to the sale of securities to four other related individuals and to no other offer and sale, and the future disposition of the securities was restricted by agreement. The
    Company and the investor entered into a purchase agreement with respect to the purchase. The agreement included representations concerning the investor's intent to acquire the securities for investment only and not with a view towards distribution.
(10)The Company relied on Section 4(2) of the Securities Act, since Mr.
    Hunzinger was known to management through prior business transactions, the offer and sale of the securities was related only to the sale of securities to four other related individuals and to no other offer and sale, and the future disposition of the securities was restricted by agreement. The
    Company and the investor entered into a purchase agreement with respect to the purchase. The agreement included representations concerning the investor's intent to acquire the securities for investment only and not with a view towards distribution.
(11)The Company relied on Section 4(2) of the Securities Act, since Mr.
    Neuschwanger was known to management through prior business transactions, the offer and sale of the securities was related only to the sale of securities to four other related individuals and to no other offer and sale, and the future disposition of the securities was restricted by agreement.
    The Company and the investor entered into a purchase agreement with respect to the purchase. The agreement included representations concerning the investor's intent to acquire the securities for investment only and not with a view towards distribution.

                                       33

(12)The Company relied on Section 4(2) of the Securities Act, since Mr.
    euschwanger was known to management through prior business transactions, the offer and sale of the securities was related only to the sale of securities to four other related individuals and to no other offer and sale, and the future disposition of the securities was restricted by agreement. The
    Company and the investor entered into a purchase agreement with respect to the purchase. The agreement included representations concerning the investor's intent to acquire the securities for investment only and not with a view towards distribution.
(13)Triumph Resources was issued shares in connection with services rendered as an advisor in connection with corporate matters. The Company relied on
    Section 4(2) of the Securities Act, since Triumph was known to management through prior business transactions, the offer and sale of the securities was unrelated to any other sale of securities, compensation for the sale was unrelated to the type of property provided for other sales in the same time period, and the future disposition of the securities was restricted.
(14)The principal amount of the debenture, together with interest at 20% per annum, matures on March 1, 2005. The Company, at its option, may redeem the shares. The debenture was redeemable at the option of the holder, in increments of $1,000 principal amount, at a conversion rate of $1.60 per share. The conversion rate was subsequently reduced to $.30 per share and the debenture converted into 83,333 shares of the Company's common stock.
    The Company relied on Section 4(2) of the Securities Act, since Mr. Woodcock was known to management through prior business transactions and his provision of services to Teton, the offer and sale of the securities was unrelated to any other sale of securities, the security sold was unrelated to the securities sold in the same time period, and the future disposition of the securities was restricted by agreement. The Company and the investor entered into a purchase agreement with respect to the purchase. The agreement included representations concerning the investor's intent to acquire the securities for investment only and not with a view towards distribution.
(15)Mr. Robinson was issued 135,000 shares of common stock in connection with services relating to the Company's financing activities related to the investment by Mr. Frank Calandra in Trust. The Company relied on the exemption from registration provided in Regulation S promulgated under the
    Securities Act. Mr. Robinson was not a "US person" as such term is defined in Rule 902 of the Securities Act. Transfer of the shares was also restricted according to the terms of Regulation S. In addition, Mr. Robinson was an accredited investor, within the exemption provided by Section 4(6) of the Act. Mr. Robinson had been providing consulting services to the Company and knew intimately the Company and its operations.
(16)The Company relied on the exemption from registration provided in
    Regulation S promulgated under the Securities Act. Mr. Calandra was not a
    "US person" as such term is defined in Rule 902 of the Securities Act.
    Transfer of the shares was also restricted according to the terms of
    Regulation S. The exemption afforded by Section 4(2) of the Securities Act also applied, inasmuch as the sale was isolated from other sales and made to a discrete individual known to the Company and introduced and investigated by its representative.
(17)Current Capital was issued shares of common stock in connection with consulting services related to investor relations. The Company relied on the exemption from registration provided in Regulation S promulgated under the
    Securities Act. Current Capital, an entity related to John Robinson and qualified for the same reasons as Mr. Robinson, was not a "US person" as such term is defined in Rule 902 of the Securities Act. Transfer of the shares was also restricted according to the terms of Regulation S.
(18)Such shares were issued as compensation pursuant to a Consulting Agreement entered into between Bendure Investments, Ltd. and the Company relating to the Company's activities in Russia. The Company relied on the exemption from registration provided in Regulation S promulgated under the Securities Act.
    Bendure Investments was not a "US person" as such term is defined in Rule
    902 of the Securities Act. Transfer of the shares was also restricted according to the terms of Regulation S. Bendure Investments had been providing consulting services to the Company and knew intimately the Company and its operations.
(19)136,218 shares were issued as compensation pursuant to a Consulting
    Agreement between Mr. Haskell and the Company with respect to the Company's activities in Russia. 333,333 shares were issued in satisfaction of the
    Company's obligations under a loan agreement, in the principal amount of
    $100,000. The Company relied on the exemption from registration provided in
    Section 4(2) under the Securities Act. Transfer of the shares was restricted. He had been providing consulting services to the Company and knew intimately the Company and its operations.
(20)A total of 504,186 shares of common stock of the Company were issued to
    Messrs. Dorn, Grover and Kennedy and Perm Corporation in full payment of (a)
    all interest due Perm Corporation through August 31, 2000, under the promissory note in the principal amount of $200,000, dated November 12,
    1998, (b) all interest due Messrs. Dorn, Grover, and Kennedy through August
    31, 2000, under the promissory note in the principal amount of $300,000, dated April 20, 1999, and (c) all principal and interest due Messrs. Dorn,

                                       34

    Grover, and Kennedy under the promissory note in the principal amount of
    $76,999.99, dated December 23, 1999. Mr. Kennedy is a director of the
    Company. All such transactions are subject to the exemption from registration provided by Section 4(6) of the Act, inasmuch as each individual is an accredited investor. See "INTEREST OF MANAGEMENT AND OTHERS
    IN CERTAIN TRANSACTIONS."
(21)The board of directors authorized the issuance of 500,000 shares of common stock to Perm Corporation in connection with modification of the Perm Note.
    The individuals in control of Perm Corporation, identified in note 34, all had been involved intimately in the operations of the Company since its inception. As such, the exemption provided by Section 4(2) of the Securities
    Act is applicable. See "INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN
    TRANSACTIONS."
(22)136,218 shares of common stock of the Company were issued as compensation pursuant to a Consulting Agreement with respect to the Company's activities in Russia between Haskell Investment Company and the Company. The Company
    relied on the exemption provided by Section 4(2) of the Securities Act.
    Transfer of the shares was also restricted. Through its principal, the purchaser had been providing consulting services to the Company and knew intimately the Company and its operations. (23) The Company relied on
    Section 4(2) of the Securities Act, since Mr. Woodcock was a shareholder of the Company, was known to management through prior business transactions and the prior sale of stock, the offer and sale of the securities was related only to the offer and sale to Mr. Woodcock. The Company and the investor entered into a purchase agreement with respect to the purchase. The agreement included representations concerning the investor's intent to acquire the securities for investment only and not with a view towards distribution. The future disposition of the securities was restricted by agreement.
(24)Such shares were issued in connection with consulting services relating to the Company's activities in Russia. The principal owner of the purchaser is
    James J. Woodcock. As such, the Company relied on Section 4(2) of the
    Securities Act, since Mr. Woodcock was a shareholder of the Company, was known to management through prior business transactions and the prior sale of stock, the offer and sale of the securities was related only to the offer and sale to his company. The consideration differed from that paid in recent issuances. The Company and the investor entered into a purchase agreement with respect to the purchase. The agreement included representations concerning the investor's intent to acquire the securities for investment only and not with a view towards distribution. The future disposition of the securities was restricted.
(25)The purchaser had previously purchased stock from the Company, and the
    Company relied on the same exemptions as the initial purchase. See note 32.
(26)The Company issued 1,000,000 shares of its common stock as full satisfaction of all of its obligations to Eurogas, Inc. under a Line of Credit Promissory
    Note dated April 5, 2000, the principal balance of which was $300,000. The discrete nature of this transaction, consideration paid and circumstances of the issuance satisfied the requirements of Section 4(2) of the Securities
    Act.
(27)The Company issued 333,333 shares of its common stock in full satisfaction of its Loan Agreement, in the principal amount of $100,000, with Haskell
    Investment Company. The same exemptions applicable to earlier issuances to this purchaser applied to this transaction. See notes 33 and 36.
(28)The same exemptions applicable to earlier issuances to this purchaser applied to this transaction. See notes 33, 36 and 41.
(29)The Company issued 666,666 shares of its common stock in full satisfaction of its Loan Agreement, in the principal amount of $200,000 with Bendure
    Investments Ltd. The same exemptions applicable to earlier issuances to this purchaser applied to this transaction. See notes 32 and 39.
(30)The Company relied on Section 4(2) of the Securities Act, since the purchaser was known to management through prior business transactions, the offer and sale of the securities was related only to the sale of securities to three other related individuals and to no other offer and sale, and the future disposition of the securities was restricted by agreement. The
    Company and the investor entered into a purchase agreement with respect to the purchase. The agreement included representations concerning the investor's intent to acquire the securities for investment only and not with a view towards distribution.
(31)The Company relied on Section 4(2) of the Securities Act, since the purchaser was known to management through prior business transactions, the offer and sale of the securities was related only to the sale of securities to three other related individuals and to no other offer and sale, and the future disposition of the securities was restricted by agreement. The
    Company and the investor entered into a purchase agreement with respect to the purchase. The agreement included representations concerning the investor's intent to acquire the securities for investment only and not with a view towards distribution.

                                       35

(32)The Company relied on Section 4(2) of the Securities Act, inasmuch as Mr.
    Hopkins was known to management through prior business transactions, and had experience with and knowledge of the Company as a shareholder, and the offer and sale of the securities was not related to any other offer or sale. The
    Company and the investor entered into a purchase agreement with respect to the purchase. The agreement included representations concerning the investor's intent to acquire the securities for investment only and not with a view towards distribution. The future disposition of the securities was restricted by agreement.
(33)The same exemptions applicable to earlier issuances to this purchaser applied to this transaction. See note 8.
(34)The Company relied on the exemption from registration provided in Regulation
    S promulgated under the Securities Act. Mr. Petrouk was not a "US person" as such term is defined in Rule 902 of the Securities Act. Transfer of the shares was also restricted according to the terms of Regulation S. In addition, Mr. Petrouk was an accredited investor, within the exemption provided by Section 4(6) of the Act.
(35)The Company issued 16,667 shares of its common stock to Mr. Petrouk as compensation for consulting services in connection with the Company's activities in Russia. The same exemption applicable to the earlier issuance to Mr. Petrouk applies to this issuance. See note 48.
(36)The Company relied on Section 4(2) of the Securities Act, since Mr. Laughlin was known to management through prior business transactions, the offer and sale of the securities was not related to any other offer and sale of those securities and the future disposition of the securities was restricted by agreement.
(37)The Company relied on Section 4(2) of the Securities Act, since Mr.Campbell was known to management through prior business transactions, the offer and sale of the securities was not related to any other offer and sale of those securities and the future disposition of the securities was restricted by agreement.
(38)The Company relied on Section 4(2) of the Securities Act, since Mr. Lawson was known to management through prior business transactions, the offer and sale of the securities was not related to any other offer and sale of those securities and the future disposition of the securities was restricted by agreement.
(39)On October 16, 2000, the Company issued a convertible debenture ($500,000 principal amount) to EuroGas, Inc. The principal sum, together with interest at the rate of 20% per annum was due on October 16, 2001. Eurogas was entitled to convert the principal balance of the debenture and all accrued interest at any time, at a conversion price of $.30 per share. Unless
    Eurogas, Inc. consented to payment in cash, the principal balance and all accrued interest was required to be paid in shares of common stock valued at the conversion price. The conversion price was subject to adjustment based upon the occurrence of certain events specified in the debenture. On
    December 11, 2000, such shares were converted into 1,714,156 shares of common stock. The offer and sale were made in reliance on Section 4(2) of the Securities Act.
(40)Current Capital was issued shares of common stock in connection with consulting services related to investor relations. The Company relied on the exemption from registration provided in Regulation S promulgated under the
    Securities Act. Current Capital, an entity related to John Robinson and qualified for the same reasons as Mr. Robinson, was not a "US person" as such term is defined in Rule 902 of the Securities Act. Transfer of the shares was also restricted according to the terms of Regulation S.
(41)The Company relied on Section 4(2) of the Securities Act, since Mr.
    Laughlin was known to management through prior business transactions, the offer and sale of the securities was not related to any other offer and sale of those securities and the future disposition of the securities was restricted by agreement. The Company and the investor entered into a purchase agreement with respect to the purchase. The agreement included representations concerning the investor's intent to acquire the securities for investment only and not with a view towards distribution.
(42)The Company relied on the exemption from registration provided in Regulation
    S promulgated under the Securities Act. Mr. dePahlen was not a "US person"
    as such term is defined in Rule 902 of the Securities Act. Transfer of the shares was also restricted according to the terms of Regulation S. Mr.
    DePahlen also was an accredited investor under the exemption provided by
    Section 4(6) of the Act.
(43)The Company relied on Section 4(2) of the Securities Act, since Mr. Oswald was known to management through prior business transactions, a prior issuance of stock, and his shareholder status, and the offer and sale of the securities was not related to any other offer and sale of those securities and the future disposition of the securities was restricted by agreement.
    The Company and the investor entered into a purchase agreement with respect to the purchase. The agreement included representations concerning the investor's intent to acquire the securities for investment only and not with a view towards distribution.

                                       36

(44)The Company relied on Section 4(2) of the Securities Act, since Mr. Laughlin was known to management through prior business transactions, a prior issuance of stock to his brother,, and the offer and sale of the securities was not related to any other offer and sale of those securities and the future disposition of the securities was restricted by agreement. The
    Company and the investor entered into a purchase agreement with respect to the purchase. The agreement included representations concerning the investor's intent to acquire the securities for investment only and not with a view towards distribution.
(45)The Company relied on Section 4(2) of the Securities Act, since Mr. Laughlin was known to management through prior business transactions, a prior issuance of stock, and his shareholder status, and the offer and sale of the securities was not related to any other offer and sale of those securities and the future disposition of the securities was restricted by agreement.
    The Company and the investor entered into a purchase agreement with respect to the purchase. The agreement included representations concerning the investor's intent to acquire the securities for investment only and not with a view towards distribution.
(46)The Company relied on Section 4(2) of the Securities Act, since the Baalmans were known to management through prior business transactions, and the offer and sale of the securities was not related to any other offer and sale of those securities and the future disposition of the securities was restricted by agreement. The Company and the investor entered into a purchase agreement with respect to the purchase. The agreement included representations concerning the investor's intent to acquire the securities for investment only and not with a view towards distribution.
(47)The Company relied on Section 4(2) of the Securities Act, since Mr. Roderick was known to management through prior business transactions, and the offer and sale of the securities was not related to any other offer and sale of those securities and the future disposition of the securities was restricted by agreement. The Company and the investor entered into a purchase agreement with respect to the purchase. The agreement included representations concerning the investor's intent to acquire the securities for investment only and not with a view towards distribution.
(48)Such shares were issued in connection with consulting services related to the Company's activities in Russia. The Company relied on the exemption from registration provided in Regulation S promulgated under the Securities Act.
    Messrs. Yermolenko, Bergulev and Labovsky were not "US persons" as such term is defined in Rule 902 of the Securities Act. Transfer of the shares was also restricted according to the terms of Regulation S.
(49) The Company relied on Section 4(2) of the Securities Act and the exemption provided under Regulation D, Rule 504 of the Securities Act. Generally, the
     Company and the investor entered into a purchase agreement with respect to the purchase. The agreement included representations concerning the investor's intent to acquire the securities for investment only and not with a view towards distribution.  Additionally, future disposition of the securities was restricted pursuant to legends set forth on the stock certificate. The Company filed a Form D, Notice of Sale of Securities pursuant to Regulation D, Section 4(6) and/or Uniform Limited Offering
     Exemption with the Securities and Exchange Commission with respect to the offering.
(50) The Company relied on the exemption from registration provided in
     Regulation S promulgated under the Securities Act.  Brownstein Resources is not a "US Person" as such term is defined in Rule 902 of the Securities
     Act.  Transfer of the shares was also restricted according to the terms of
     Regulation S.
(51) The Company relied on the exemption from registration provided in
     Regulation S promulgated under the Securities Act.  Gresham Sarl is not a
     "US Person" as such term is defined in Rule 902 of the Securities Act.
     Transfer of the shares was also restricted according to the terms of
     Regulation S.
(52) The Company relied on the exemption from registration provided in
     Regulation S promulgated under the Securities Act.  Adel H. Hindi is not a
     "US Person" as such term is defined in Rule 902 of the Securities Act.
     Transfer of the shares was also restricted according to the terms of
     Regulation S.

                                       37

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The bylaws of the Company provide that the Company shall indemnify any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative, or investigative (a "Proceeding") by reason of the fact that such person, or a person for whom he is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, or a partnership, joint venture, trust, enterprise or non-profit entity including services with respect to employee benefit plans, against all liability and loss suffered and expenses
(including attorneys' fees) reasonably incurred by such person. The Company is also required to indemnify a person in connection with the Proceeding initiated by such person if the Proceeding was authorized by the board of directors of the
Corporation. The bylaws further provide that the Company shall pay the expenses
(including attorneys' fees) incurred in defending any Proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the Proceeding is conditioned upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under the bylaws or otherwise. If a claim for indemnification or payment of expenses is not paid in full within 60 days after a written claim for indemnity has been received by the
Company, the claimant may file suit to recover the unpaid amount of such claim and if successful shall be entitled to be paid the expense of prosecuting such claim. The Company's obligation to indemnify any person who was or is serving at its request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, enterprise, or non-profit entity, is reduced by the amount such person collects as indemnification from such other corporation, partnership, joint venture, trust, enterprise, or non-profit enterprise.

         Insofar as indemnification for liabilities under the Securities Act, as amended, may be permitted to officers and directors of the Company pursuant to the provisions of the Company's bylaws, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                       38

                                    PART F/S

                                Table of Contents

                                                                                Page

Independent Auditors' Report....................................................F - 1

Consolidated Financial Statements

       Consolidated Balance Sheets..............................................F - 2

       Consolidated Statements of Operations....................................F - 3

       Consolidated Statements of Comprehensive Loss............................F - 4

       Consolidated Statements of Stockholders' (Deficit) Equity................F - 5

       Consolidated Statements of Cash Flows....................................F - 6

Notes to Consolidated Financial Statements......................................F - 8

Unaudited Consolidated Financial Statements

       Unaudited Consolidated Balance Sheet.....................................F - 29

       Unaudited Consolidated Statements of Operations..........................F - 30

       Unaudited Consolidated Statements of Comprehensive Income (Loss).........F - 31

       Unaudited Consolidated Statements of Cash Flows..........................F - 32

Notes to Unaudited Consolidated Financial Statements............................F - 33

                                       39

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Teton Petroleum Company

We have audited the consolidated balance sheets of Teton Petroleum Company as of
December 31, 2000 and 1999 and the consolidated statements of operations, comprehensive loss, stockholders' (deficit) equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Teton Petroleum
Company as of December 31, 2000 and 1999 and the results of their operations and their cash flows for and years then ended in conformity with accounting principles generally accepted in the United States of America.

                                            Ehrhardt Keefe Steiner & Hottman PC

April 19, 2001
Denver, Colorado

                                       F-1

                             TETON PETROLEUM COMPANY

                           Consolidated Balance Sheets

                                                                                December 31,
                                                                         2000                  1999
                                     Assets
Current assets
   Cash                                                                $  471,883            $  75,538
   Accounts receivable                                                    176,275              130,884
   Accounts receivable - related party                                         -                20,000
   Inventory                                                               55,044               33,000
   Prepaid expenses and other assets                                       15,937                1,000
                                                                        ---------            ---------
         Total current assets                                             719,139              260,422
                                                                        ---------            ---------
Oil and gas properties, net (successful efforts)                        1,490,029            1,482,934
Fixed assets, net                                                         107,931               45,217
                                                                        ---------            ---------
                                                                       $2,317,099           $1,788,573
                                                                        =========            =========

                 Liabilities and Stockholders' Equity (Deficit)
Current liabilities
   Accounts payable and accrued liabilities                            $  438,790           $ 423,409
   Current portion of stockholders notes payable                        1,262,298              83,333
                                                                        ---------            --------
         Total current liabilities                                      1,701,088             506,742

Notes payable advances from affiliate                                     395,000                  -
Stockholders notes payable, less current portion                          162,702             493,667
Convertible debentures                                                         -            2,000,000
                                                                        ---------           ---------
         Total liabilities                                              2,258,790           3,000,409
                                                                        ---------           ---------
Minority interest                                                              -                   -

Commitments and contingencies

Stockholders' equity (deficit)
Common stock, .001 par value, 50,000,000 shares
  authorized 24,977,341 (2000)and 13,220,080 (1999) shares
  issued and outstanding                                                   24,977             13,220
Additional paid-in-capital                                              8,469,221          3,356,406
Accumulated deficit                                                    (9,391,203)        (6,325,334)
Foreign currency translation adjustment                                   955,314          1,743,872
                                                                         --------          ---------
         Total stockholders' equity (deficit)                              58,309         (1,211,836)
                                                                         --------          ---------
                                                                       $2,317,099         $1,788,573
                                                                       ==========         ==========

                 See notes to consolidated financial statements.

                                      F - 2

                            TETON PETROLEUM COMPANY

                      Consolidated Statements of Operations

                                                       For the Years Ended
                                                          December 31,
                                                      2000                1999

Oil and gas sales                                  $ 1,418,549        $ 1,518,000

Costs and expenses
   Oil and gas production                            1,182,824            996,000
   General and administrative expense                3,268,227          1,290,057
   Depreciation, depletion, and amortization            34,658             25,817
                                                     ---------          ---------
         Loss from operations                       (3,067,160)          (793,874)

Other (expense) income
   Other income (expense)                              404,149            (11,000)
   Interest expense                                   (402,858)          (220,161)
                                                     ---------          ---------
                                                         1,291           (231,161)
                                                     ---------          ---------
Net loss                                            (3,065,869)       $(1,025,035)
                                                     =========          =========
Basic loss per common share                        $      (.17)       $      (.08)
                                                     =========          =========
Weighted average common shares outstanding          17,636,266         13,156,610
                                                     =========          =========

                 See notes to consolidated financial statements.

                                      F - 3

                            TETON PETROLEUM COMPANY

                  Consolidated Statements of Comprehensive Loss

                                                         For the Years Ended
                                                             December 31,
                                                       2000               1999

Net loss                                         $ (3,065,869)          $ (1,025,035)

Other comprehensive income, net of tax
   Foreign currency translation adjustment            109,140                700,361
                                                     ---------             ---------
         Total other comprehensive income             109,140                700,361
                                                     ---------             ---------
Comprehensive loss                               $ (2,956,729)          $   (324,674)
                                                     =========             =========

                 See notes to consolidated financial statements.

                                      F - 4

                            TETON PETROLEUM COMPANY

            Consolidated Statements of Stockholders' (Deficit) Equity
                 For the Years Ended December 31, 2000 and 1999

                                                                      Common Stock
                                                                                                    Additional
                                                                 Shares                Amount    Paid-in-Capital

   Balance at December 31, 1998                                12,990,079      $       12,990     $    3,025,248

   Conversion of debentures                                       118,891                 119            214,881

   Issuance of shares for cash                                    111,110                 111             49,889

   Stock options issued for services and interest                      -                   -              66,388

   Net loss                                                            -                   -                  -

   Foreign currency translation adjustment                             -                   -                  -
                                                               ----------          ----------      -------------
   Balance at December 31, 1999                                13,220,080              13,220          3,356,406

   Conversion of debentures                                     2,682,291               2,667          2,122,333

   Conversion of notes payable to stock                         1,590,436               1,590            475,410

   Conversion of advances on line of credit to stock            1,000,000               1,000            499,000

   Common stock issued for cash                                 3,543,265               3,543          1,059,437

   Common stock and stock option issued for services            1,333,940               1,334            393,456

   Common stock issued for interest and inducements to
    convert debt to common stock                                1,607,329               1,623            533,179

   Compensation for variable plan warrants                             -                   -              30,000

   Net loss                                                            -                   -                  -

   Foreign currency translation adjustment                             -                   -                  -
                                                               ----------          ----------      -------------
   Balance at December 31, 2000                                24,977,341      $       24,977     $    8,469,221
                                                               ==========          ==========      =============

          Foreign
          Currency                                  Total
         Translation           Accumulated       Stockholders'
         Adjustment             Deficit        (Deficit) Equity

     $    1,043,511       $   (5,300,299)    $   (1,218,550)

                 -                    -             215,000

                 -                    -              50,000

                 -                    -              66,388

                 -            (1,025,035)        (1,025,035)

            700,361                   -             700,361
         -----------          -----------        ----------
          1,743,872           (6,325,334)        (1,211,836)

                 -                    -           2,125,000

                 -                    -             477,000

                 -                    -             500,000

                 -                    -           1,062,980

                 -                    -             394,790

                 -                    -             534,802

                 -                    -              30,000

                 -            (3,065,869)        (3,065,869)

           (788,558)                  -            (788,558)
          ----------          -----------        -----------
     $      955,314       $   (9,391,203)    $       58,309
          ==========          ===========        ===========

                See notes to consolidated financial statements.

                                      F - 5

                             TETON PETROLEUM COMPANY

                      Consolidated Statements of Cash Flows

                                                                                                    For the Years Ended
                                                                                                        December 31,
                                                                                                2000                    1999

Cash used in operating activities
   Net loss                                                                           $     (3,065,869)       $     (1,025,035)
                                                                                           -----------            ------------
   Adjustments to reconcile net loss to net cash used in operating activities
   Depletion, depreciation and amortization                                                     34,658                  25,816
   Stock based compensation for variable plan stock options                                     30,000                      -
   Stock and stock options issued for services and interest                                    811,682                  66,388
   Note payable issued for consulting services                                               1,050,000                      -
   Changes in operating assets and liabilities
       Accounts receivable and related party receivables                                       (25,391)                (51,138)
       Prepaid expenses and other                                                              (14,937)                    718
       Inventory                                                                               (22,044)                125,208
       Accounts payable and accrued liabilities                                                133,291                 (44,658)
                                                                                           -----------            ------------
         Net cash used in operating activities                                              (1,068,610)               (902,701)
                                                                                           -----------            ------------
Cash used in investing activities

   Oil and gas properties and equipment expenditures, net                                   (2,002,165)               (256,880)
   Business acquisitions                                                                            -                  (47,950)
   Sale of interest in subsidiary                                                            1,000,000                      -
                                                                                           -----------            ------------
         Net cash used in investing activities                                              (1,002,165)               (304,830)
                                                                                           -----------            ------------
Cash provided by financing activities
   Advances from affiliate                                                                     395,000                      -
   Issuance of convertible debentures                                                          525,000                      -
   Issuance of common stock                                                                  1,062,980                  50,000
   Advances on line-of-credit                                                                  500,000                      -
   Proceeds from notes payable                                                                 400,000                 402,000
   Payments on notes payable                                                                  (125,000)                     -
   Retirement of debentures                                                                   (400,000)                     -
                                                                                            ----------             -----------
         Net cash provided by financing activities                                           2,357,980                 452,000
                                                                                            ----------             -----------
Effect of foreign currency exchange rates on cash                                              109,140                 700,361
                                                                                            ----------             -----------
Net increase (decrease) in cash during the period                                              396,345                 (55,170)

Cash - beginning of period                                                                      75,538                 130,708
                                                                                            ----------             -----------
Cash - end of period                                                                  $        471,883        $         75,538
                                                                                            ==========             ===========
(Continued on following page)

                See notes to consolidated financial statements.

                                      F - 6

                            TETON PETROLEUM COMPANY

                      Consolidated Statements of Cash Flows

(Continued from previous page)

Supplemental disclosure of cash flow information:
     Cash paid for interest was $12,266 and $154,000 December 31, 2000 and 1999,
respectively.

Non-cash investing and financing activities:

     During 2000, the Company had the following transactions:

     $2,125,000 of debentures was converted into 2,682,291 shares of common stock.

     Accrued interest of $132,157 on debentures was converted into 475,871 shares of common stock.

     As an inducement to convert the debentures, 384,375 shares of common stock were issued with a value of  $178,645, which has been recorded as additional interest expense.

     $477,000 of notes payable was converted into 1,590,436 shares of common stock.

     $74,000 of accrued interest on notes payable was converted into 247,083 shares of common stock.

     500,000 shares of common stock valued at $150,000 were issued as an inducement to restructure $500,000 of notes payable, which has been recorded as additional interest expense.

     $500,000 of advances under a line of credit arrangement were converted into
     1,000,000 shares of common stock

     1,333,940 shares of common stock and an option to purchase 450,000 shares of common stock were issued for consulting services, including 503,725 shares directly related to raising capital. The shares and an option related to non-capital raising consulting services were valued at $394,790.

     During 1999, the Company had the following transactions:

     $215,000 of debentures was converted into 118,891 shares of common stock.

                See notes to consolidated financial statements.

                                      F - 7

                             TETON PETROLEUM COMPANY

                   Notes to Consolidated Financial Statements

Note 1 - Basis of Presentation and Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements include the accounts of the Company and all of its incorporated subsidiaries from the date of their acquisition. The incorporated subsidiaries include a 50% interest in Goltech Petroleum, LLC
("Goltech") December 31, 2000 and a 100% interest for periods prior to August
15, 2000, which holds a 70.59% interest in joint Russian-American company,
Siberian-Texas Closed Joint-Stock Company - Goloil ("Goloil") and a 100%
interest in Teton Oil Inc. which holds held a 100% interest in a joint Russian-
American company, DCD Dagestan Inc. ("DCD Dagestan"). All intercompany transactions and balances have been eliminated.

The audited financial statements as of December 31, 2000, as is customary in the oil and gas industry, reflect a pro-rata consolidation of the Company's 50%
interest in Goltech Petroleum, LLC. Management believes this to be the most meaningful presentation as the Company's only significant asset is its investment in Goltech Petroleum, LLC. Accordingly, the Company's share of
Goltech Petroleum, LLC's operations reflect 50% from August 15, 2000 forward, while the preceding comparative year ended December 31, 1999 reflects 100% of
Goltech Petroleum, LLC's results of operations.

Should the Company's licenses be revoked as a result of changes in legislation, title disputes or failure to comply with license agreements (Notes 5 and 11)
there would be a material write-down of the oil and gas properties. The accompanying consolidated financial statements do not reflect any adjustments that may be required under these uncertainties.

The United States dollar is the principal currency of the Company's business and, accordingly, these consolidated financial statements are expressed in
United States dollars.

Nature of the Business

The Company is an oil and gas exploration and production company whose current focus is on the Russian Federation. Since the Company's operations are solely focused in the Russian Federation it is subject to certain risks not typically associated with companies in North America, including, but not limited to, fluctuations in currency exchange rates, the imposition of exchange control regulations, the possibility of expropriation decree, undeveloped business practices and laws, less liquid capital markets.

The exploration and development of oil and gas reserves involves significant financial risks. The ability of the Company to meet its obligations and commitments under the terms and conditions of its licensing agreements and carry out its planned exploration activities is dependent upon continued financial support from its shareholders, the ability to develop economically recoverable reserves, its ability to obtain necessary financing to complete development of the reserves.

                                      F-8

                            TETON PETROLEUM COMPANY

                   Notes to Consolidated Financial Statements

Note 1 - Basis of Presentation and Summary of Significant Accounting Policies
(continued)

Use of Estimates

The consolidated financial statements include certain estimates based on management's best judgment. These estimates affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from those estimates.

Merger with EQ Resources Ltd.

In June 1998, the shareholders of American-Tyumen Exploration Company
("American-Tyumen") and EQ Resources Limited ("EQ") agreed to the merger of
American-Tyumen into EQ (the "Merger") and to be continued as Teton Petroleum
Company. The shareholders of EQ received one share of Teton for every 10 shares held (1,289,859 shares of Teton) and the shareholders of American-Tyumen received 1.5 shares of Teton in exchange for every one share held (3,900,074 additional Teton shares issued). The Merger closed on November 23, 1998 and has been accounted for as a purchase of EQ by American-Tyumen. The purchase price has been allocated as follows:

         Mineral properties            $  706,025
         Accounts payable                 (19,700)
                                       -----------
         Purchase price                $  686,325
                                       ===========

Immediately following the Merger, the Company disposed of its licenses, which allowed it to explore for gold in Ghana, acquired from EQ as a result of the
Merger. As consideration, the Company received $50,000 cash and 20% of the outstanding common shares of EQ Resources (BVI) Ltd. ["EQ BVI"], a private company incorporated in the British Virgin Islands. Management has assigned no value to its investment in EQ BVI, based on its share of equity in EQ BVI, which is negative.

Oil and Gas Properties

The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed. The Company also evaluates costs capitalized for exploratory wells, and if proved reserves cannot be determined within one year from drilling exploration wells, those costs are written-off and recorded as an expense.

                                      F-9

                            TETON PETROLEUM COMPANY

                   Notes to Consolidated Financial Statements

Note 1 - Basis of Presentation and Summary of Significant Accounting Policies
(continued)

Oil and Gas Properties (continued)

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives. Currently the Company holds no unproved properties.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

All of the Company's oil and gas assets are held in one cost center located in
Siberia, Russia. The Russian Federation (RF) has performed substantial exploration efforts on properties on which the Company has received successful tenders for future exploration and development. As a result, those areas accepted under tender by the RF are known to contain proved reserves and the
Company's efforts are focused on further development of such reserves.

Capitalized oil and gas property costs are depleted and depreciated using the units of production method based on estimated proved gross oil reserves as determined by the Company. Significant development projects are excluded from the depletion calculation prior to assessment of the existence of proven reserves that are ready for commercial production.

The net carrying value of the Company's oil and gas properties is limited to an estimated net recoverable amount. Net recoverable value is determined by applying factors based on historical experience and other data such as primary lease terms of properties and average holding periods. If it is determined that the net recoverable value is less than the net carrying value of the oil and gas properties, any impairment is charged to operations.

                                      F-10

                            TETON PETROLEUM COMPANY

                   Notes to Consolidated Financial Statements

Note 1 - Basis of Presentation and Summary of Significant Accounting Policies
(continued)

Inventory

Inventory balances include extracted oil held by third parties and various supplies and spare parts. These are valued at their cost of acquisition or extraction and are recorded using the weighted average method.

Property and Equipment

Property and equipment are recorded at cost and are depreciated over their estimated useful lives of 5 to 27 years.

Feasibility Study TDA Grants

Grants that are received for use on oil and gas properties are recorded as an offset to expenditures incurred under the grants. For the years ended December
31, 2000 and 1999, the Company received the following amounts under grants
(Note 5).

                                                         December 31,
                                                       2000          1999

Novo-Aganskoye, Kalinovaya and East Kalinovaya       $   -          $ 164,167
Eguriakhskoe, South Eguriakhskoe, and Golevoye           -            255,000
                                                      --------       --------
                                                     $   -          $ 419,167
                                                      ========       ========

Minority Interest

As the share of minority interest losses exceeds its investment the Company has recorded 100% of current losses.

Foreign Currency Translation

All assets and liabilities of the Company's subsidiary are translated into U.S.
dollars using the prevailing exchange rates as of the balance sheet date. Income and expenses are translated using the weighted average exchange rates for the period. Stockholders' investments are translated at the historical exchange rates prevailing at the time of such investments. Any gains or losses from foreign currency translation are included as a separate component of stockholders' equity. The prevailing exchange rates at December 31, 2000 and
1999 were approximately 1 U.S. dollar to 28.55 and 28.08, Russian rubles, respectively.

                                      F-11

                            TETON PETROLEUM COMPANY

                   Notes to Consolidated Financial Statements

Note 1 - Basis of Presentation and Summary of Significant Accounting Policies
(continued)

Basic Loss Per Share

The Company applies the provisions of Statement of Financial Accounting Standard
No. 128, "Earnings Per Share" (FAS 128). All dilutive potential common shares have an antidilutive effect on diluted per share amounts and therefore have been excluded in determining net loss per share. The Company's basic and diluted loss per share are equivalent and accordingly only basic loss per share has been presented.

Financial Instruments and Financial Risks

The fair value of cash, accounts receivable, sundry receivables, accounts payable and accrued liabilities, and notes payable and convertible debentures approximates their carrying values due to their short maturities, or in the case of long-term liabilities because interest rates on these instruments approximate these available to the Company for debt with similar characteristics. The
Company has no derivative financial instruments.

The Company is exposed to foreign currency risks to the extent that transactions and balances are denominated in currencies other than the United States dollar.
This risk could be significant for those transactions and balances denominated in rubles, as the ruble has experienced significant devaluation in the past.

Note 2 - Business Acquisitions

Goltech Petroleum LLC

On September 23, 1997, the Company, pursuant to a purchase and sale agreement, acquired all of the common shares of Goltech for an aggregate purchase price of
$250,000, the final payment having been made on December 16, 1997. At the date of this purchase, Goltech had a 42% interest in Goloil. As the Company had effective control upon this initial purchase in the form of financial dependence, the Company has consolidated Goltech Petroleum, LLC for reporting purposes.

On September 24, 1997, Goltech, pursuant to a purchase and sale agreement, purchased an additional 8% interest in Goloil for an aggregate purchase price of
$25,000, increasing Goltech's ownership interest to 50%. The excess purchase price has been allocated to oil and gas properties.

In July 1998, Goltech, pursuant to a purchase and sale agreement, purchased an additional 11% interest in Goloil for an aggregate purchase price of $34,375, increasing Goltech's ownership interest to 61%. The excess purchase price has been allocated to oil and gas properties.

                                      F-12

                            TETON PETROLEUM COMPANY

                   Notes to Consolidated Financial Statements

Note 2 - Business Acquisitions (continued)

Goltech Petroleum LLC (continued)

In April 1999, Goltech pursuant to a purchase and sale agreement purchased an additional 9.59% interest in Goloil for an aggregate purchase price of $47,950, increasing their ownership to 70.59%. The excess purchase price has been allocated to oil and gas properties.

Teton Oil, Inc.

In July 1998, the Company purchased all of the common shares of Teton Oil, Inc.
The Company issued 1,950,036 (2,925,054 shares after effect of the merger)
shares as consideration for this purchase. The most recent price at which investors had subscribed for shares of the Company was $0.50, ascribing a value of $975,018 to Teton Oil Inc. At the date of the acquisition, Teton Oil Inc.'s sole asset was its 100% interest in DCD Dagestan Inc.

As the Company had decided to focus its efforts towards the successful development of the oil and gas properties held by Goloil and has not developed a detailed plan for the near-term development of those properties under licenses held by DCD Dagestan, The Company's management has written down the value of the
DCD Dagestan oil and gas properties to zero, recording an impairment of
$1,087,618 during 1998.

Note 3 - Investment in Goltech Petroleum, LLC

Effective in August 2000, the Company entered into a transaction agreement selling a 50% equity interest in Goltech in exchange for $1,000,000 cash, which was loaned to Goloil for further oilfield development and pipeline construction.
The acquirer obtained the right to name 50% of the board of managers and became the general manager of Goltech. As part of this agreement there is also a commitment by the acquirer to provide up to an additional $5,600,000 of debt financing to further develop the license area and pipeline, subject to certain conditions. The additional investment made for financing further development and pipeline completion will be repaid from one-half of the production from first eight producing wells. No gain or loss was recognized on the transaction as the proceeds were immediately reinvested into the field development and pipeline completion project.

                                      F-13

                            TETON PETROLEUM COMPANY

                   Notes to Consolidated Financial Statements

Note 4 - Property and Equipment

Property and equipment consist of the following:

                                                 December 31,
                                              2000           1999

Buildings                                    $  6,314       $ 3,324
Vehicles                                       20,534        18,583
Computers and equipment                        75,203         6,764
Well and production equipment                  13,168        20,571
                                              --------      --------
                                              115,219        49,242
Accumulated depreciation                       (7,288)       (4,025)
                                              --------      --------
                                             $107,931       $45,217
                                              ========      ========

Note 5 - Oil and Gas Properties

Varyeganneft JSC Feasibility Study

The Company entered into an agreement with Varyeganneft JSC (VN) on May 23, 1997 to facilitate the joint ownership of licenses for the right to use the subsoil for producing oil and gas in the Novo-Aganskoye, Kalinovaya and East Kalinovaya
license areas ("the Licenses"). VN currently possesses the licenses for exploration and development.

The first stage of this project is to complete a feasibility study of these areas. The Company's further involvement is contingent upon favorable results from the feasibility study. A $250,000 commitment exists to fund this study from a grant by the United States Trade and Development Agency (the "TDA") which will be received through an entity which one of the Company's shareholders is a director (Great Northern Gas or GNG), of which $212,500 had been received by GNG and in turn provided to the Company as of December 31, 2000. Management expects the feasibility study to be submitted to the TDA by June 30, 2001. In the event that the project is implemented and a substantial economic benefit is reaped, funds previously advanced by the TDA may be required to be reimbursed. GNG may be required to reimburse the TDA in the form of a success fee if certain events occur by December 31, 2003, which include: taking an equity position in the project, financing development of the license area, or obtaining external financing for development of the license area. Teton would be required to indemnify GNG for any amounts payable to TDA under its agreement with GNG.

                                      F-14

                            TETON PETROLEUM COMPANY

                   Notes to Consolidated Financial Statements

Note 5 - Oil and Gas Properties (continued)

Goloil Feasibility Study

The Company has also received a $300,000 grant from the TDA for a feasibility study for field development and pipeline construction. The Company expects completion of the study in 2001 and has received $255,000 as of December 31,
2000 under the grant. In the event that the project is implemented and a substantial economic benefit is reaped, funds previously advanced by the TDA may be required to be reimbursed. The Company may be required to reimburse the TDA in the form of a success fee if certain events occur based substantially on the results of the study to be completed by December 31, 2005, which include taking an equity position in the project, financing development of the license area or obtaining external financing for development of the license area.

Goloil License

The Company holds a license for the Egurlakshkly license area for exploration and production of oil and gas through its investment in Goloil (which is held through its wholly-owned subsidiary, Goltech). This license grants Goloil the exclusive right to explore and develop an area in Siberia covering 186.8 square miles and includes the Eguriakhskoe, South Eguriakhskoe and Golevoye oil fields situated in the Nizhnevartovsk Region. The license expires on May 21, 2022, subject to additional extensions as approved by applicable bodies of the Russian
Federation. The license may also be canceled by the Company with a 90-day written notice.

The license requires Goloil to drill a minimum of five wells over the next four years, conduct an additional seismic survey aggregating 30 square kilometers and evaluate geological data from an area covering 186 square kilometers. Goloil is also required to conduct production tests on six wells between 1997 and 2000. It has already completed production tests on four of these wells and is in the process of completing a fifth well. In addition in performing its duties under the license, Goloil must give preference to Russian environmental and archeological laws. Currently, the Company has completed its required seismic survey and is processing the data, has drilled two wells and expects to drill the remaining wells by the end of 2001, and is in the process of also completing a 40km, 8" pipeline. Management is continuing to pursue completion of those performance criteria and believes that there will be no adverse effects on the
Company's license.

The license requires Goloil to pay all taxes and the following additional payments to the Russian government: (1) 1% of the cost of exploration and evaluation activities; (2) 3% of the estimated cost of exploration operations which are outside of the area allocated to Goloil under the license agreement;
(3) 6% of payments for test production; and (4) 11% of the cost of production calculated on the basis of the costs of extracted hydrocarbons plus losses of the product during production and the amounts exceeding the plan level approved by Russian authorities. The form of payment must be agreed upon by the parties three months before the commencement of production and two months before the beginning of each year thereafter. All geological information obtained at
Goloil's expense will be the property of Goloil, while all geological information obtained at the expense of the Russian government may be used by
Goloil. Oil and gas produced from the licensed property, subject to certain royalty payments, will be the property of Goloil.

                                      F-15

                             TETON PETROLEUM COMPANY

                   Notes to Consolidated Financial Statements

Note 5 - Oil and Gas Properties (continued)

DCD Dagestan

The Company, through its investment in DCD Dagestan (which is held through its wholly-owned subsidiary, Teton Oil Inc.) (Note 2), holds two remaining license areas in the Republic of Dagestan, a member of the Russian Federation. As of
December 31, 2000 the Company had not fulfilled certain requirements of the license agreements. The Company impaired the value of its investment in DCD
Dagestan in 1998 associated with these properties and has not taken any action with respect to the following licenses. The details of the licenses currently in effect are as follows:

Achisu

The Achisu license, which expires on December 31, 2001, provides the Company with the right to use the property for geological exploration and the production of oil. Under the terms of the license, the Company must be begin exploration drilling within one year of signing the license agreement and must make payments for the right to research and evaluate the property in the amount of 2% of the budgeted annual cost of exploration (the "Budget"). The Company is also required to pay 5% of the Budget for the right to search the property and 11% of the
Budget for the right to explore the natural resources. If any resources are found, 10% of the Budget must also be paid. As of June 30, 2000, the Company has not made any payments or performed any drilling, although five existing wells on the site have been repaired and reactivated.

The Company has signed a joint venture agreement with AOOT Izberbashneft
("AOOTI"). The agreement provides the Company with the right to use the wells that already existed on the property. The Company is responsible for all expenses related to these wells, while AOOTI acts as a subcontractor providing drilling and other related services. AOOTI will have the right to receive 10% of the revenues generated from the property.

West Suhokumskaya

The West Suhokumskaya license expires on August 31, 2002. Under the terms of the agreement, the Company is required to begin drilling in 1998 and must make a payment of 1.5% of the budgeted annual cost of exploration (the "Budget") for the right to search and value natural resources, 4% of the Budget for the right to search the property and a payment of 11% of the Budget for the right to explore for natural resources. As of December 31, 2000 the Company has not made any payments nor performed any drilling.

                                      F-16

                            TETON PETROLEUM COMPANY

                   Notes to Consolidated Financial Statements

Note 6 - Stockholders' Equity

Subsequent to December 31, 2000 the Company's board of directors approved an increase in authorized common stock to 100,000,000 shares.

Common Shares Issued for Services

During the year ended December 31, 2000, 1,333,940 common shares were issued for consulting services, including 503,725 shares directly related to raising capital.  The shares and a non-plan stock option to purchase 450,000 shares related to non-capital raising consulting services were valued at $394,790.  The common shares have been recorded at fair value on the date of issuance based on their relative trading prices.  The valuation methodology for the 450,000 non-plan stock option is decribed below.

Common Share Purchase Warrants

On May 15, 1998, the Company issued 400,000 common share purchase warrants, of which 57,500 were issued to the President of the Company and the remaining
342,500 were issued to a Director of the Company. The common share purchase warrants, which expire on May 15, 2003, entitled the holder to purchase one common share of the Company at a price of $0.50 per share. After giving effect to adjustments required as a result of the Merger, the President and the
Director held 86,250 and 513,750 common share purchase warrants, respectively, which entitle the holder to purchase one common share of the Company for each common share purchase warrant, which have been repriced at $1.60 per share.

On December 1, 1998, under the terms of a $200,000 promissory note (Note 8), the
Company issued 62,400 common share purchase warrants to a stockholder of the
Company. Each of the common share purchase warrants, which expire on December 1,
2003, entitles the holder to purchase one common share of the Company at a revised price of $1.60 per share. The warrants were recorded at fair value of
$24,050 and recorded as additional interest expense in 1999, valued using the
Black-Scholes pricing model.

During 1999, the Company issued 1,900,000 stock purchase warrants in connection with capital raising efforts and related services.  Warrants to purchase 333,333 of these shares were issued to a director of the Company with an exercise price of $1.60, expiring December 1, 2003.  No value was assigned to the warrants at the time of issuance as the calculated value was not considered material using the Black-Scholes option-pricing model.

During 2000, the Company issued 1,000,000 warrants to the Company's president for services, which have exercise prices ranging from $0.40 - $1.00 and expire
October 31, 2005.

                                      F-17

                            TETON PETROLEUM COMPANY

                   Notes to Consolidated Financial Statements

Note 6 - Stockholders' Equity (continued)

Common Share Purchase Warrants (continued)

The following table presents the activity for stock purchase warrants:

                                                                                 Expiration
                                            Shares       Exercise Price             Date

                                                                               December 1, 2001-
Balance at December 31, 1998                937,613      $ 0.50 - 2.00         December 1, 2003

                                                                               May 15, 2003-
Canceled                                   (662,400)              0.50         December 1, 2003

                                                                               June 30, 2002-
Issuances*                                1,962,400               1.60         December 1, 2003
                                          ---------        -----------
                                                                               December 1, 2001-
Balance at December 31, 1999              2,237,613        1.60 - 2.00         December 1, 2003

Issuances                                 1,000,000        0.40 - 1.00         October 1, 2005
                                          ---------        -----------
                                                                               December 1, 2001-
Balance at December 31, 2000              3,237,613      $  .40 - 2.00         October 1, 2005
                                          =========        ===========

The weighted average contractual maturities at December 31, 2000 were 3.08 years with a weighted average exercise price of $0.61.

*    During 2000, 1,962,400 outstanding stock purchase warrants were repriced to reflect an exercise price of $.40.

Included in those repriced warrants are 600,000, which were modified to officers, and directors during 2000, which were required to be treated under variable stock option plan accounting. As a result, the Company recorded $30,000 for stock based compensation based on the then December 31, 2000 market price less the respective exercise prices.

                                      F-18

                            TETON PETROLEUM COMPANY

                   Notes to Consolidated Financial Statements

Note 6 - Stockholders' Equity (continued)

The Company follows the disclosure-only provisions of Statement of Financial
Accounting Standards No. 123, "Accounting for Stock-based Compensation."
Accordingly, no compensation cost has been recognized for the stock option plan.
The Company uses the Black-Scholes option-pricing model to estimate fair value of options and warrants granted. Had compensation cost for the Company's warrant issuances and modifications to employees in 2000 been determined based on the fair value at the grant or modification date for awards consistent with the provisions of SFAS No. 123, the Corporation's net loss and loss per share would have been increased to the pro forma amounts indicated below:
                                                          December 31,
                                                       2000           1999

Net loss - as reported                             (3,065,869)      (1,025,035)
Net loss - pro forma                               (3,469,968)      (1,025,035)
Basic loss per share - as reported                      (0.17)            (.08)
Basic loss per share - pro forma                        (0.20)            (.08)

The assumptions used in calculating the fair value of warrants issued (or repriced) include: dividend yield of 0%, expected volatility of 100%, discount rate of 5.5% and expected lives of 1 to 5 years.

Stock Option Plan

The Company maintains a stock option plan for the issuance of options to directors, officers, employees and consultants to the Company. The Company has reserved 1,950,000 shares for issuance under the plan.

The following table reflects the Company's stock option activity.

                                         Shares        Exercise Price        Expiration Date

Balance at December 31, 1998          1,002,800        $ 0.27 - 4.33         April 1, 1999 - November 1, 2000

Expirations                            (642,800)         0.27 - 0.66         April 1, 1999 - November 1, 1999
                                      ----------        -------------
Balance at December 31, 1999            360,000          3.00 - 4.33         November 1, 2000

Cancellations                          (240,000)         3.00 - 4.33         November 1, 2000

Issuances                               690,000          0.40 - 1.60         November 1, 2000 - November 1, 2001

Expirations                            (360,000)         1.60 - 3.00         November 1, 2000
                                      ----------        -------------
Balance at December 31, 2000            450,000        $        0.40         November 1, 2001
                                      ==========        =============

                                      F-19

                            TETON PETROLEUM COMPANY

                   Notes to Consolidated Financial Statements

Note 6 - Stockholders' Equity (continued)

Stock Option Plan (continued)

During 2000, the Company issued non-plan stock options to purchase 450,000 shares of common stock at an exercise price of $.40 and a term of one year for consulting services. The stock option was valued at $42,194 using the Black-
Scholes option-pricing model. The assumptions used in calculating the fair value of the stock option issued include: dividend yield of 0%, expected volatility of
100%, discount rate of 5.5% and an expected life of 1 year.

During 2000, all stock options were repriced to reflect an exercise price of
$0.40.

Note 7 - Convertible Debentures

The Company had a series of convertible debentures outstanding (the
"Debentures") as follows:

                                  Maturity                 December 31,
           Date of Issue            Date                2000        1999

           May 5, 1998            May 15, 2001         $    -      $ 500,000
           June 19, 1998          June 19, 2001             -      1,500,000
                                                        -------    ---------
                                                       $    -     $2,000,000
                                                        =======    =========

The debenture terms provided that they could be redeemed by the holder at maturity for cash or could be converted into common stock at $1.60 per share.
The debentures also provided for interest at 7% annum.

In October 2000 the Company received $500,000 from the issuance of a convertible debenture to a shareholder of the Company. The debenture had a term of one year and provided for interest at 20% per annum payable at maturity. The debenture also provided that if the Company elected not to redeem it for cash, the holder may convert the debenture and accrued interest of $100,000 into 2,000,000 shares of common stock (a $.30 conversion rate). The debenture and accrued interest of
$14,247 were converted into 1,666,666 and 47,488 shares of common stock, respectively.

The Company also issued a $25,000 debenture during 2000, which provided for interest at 20% per annum and is convertible into common stock in $1,000 principal increments at $1.60 per common share. The Company could redeem the debenture at any time without penalty. The debenture was converted into 83,333 shares of common stock under a revised conversion rate of $.30, the current market price at the date of conversion. The 67,708 of additional shares issued under the revised conversion rate were valued at $20,312, was recorded as additional interest expense in 2000.

                                      F-20

                            TETON PETROLEUM COMPANY

                   Notes to Consolidated Financial Statements

Note 7 - Convertible Debentures (continued)

The Company retired $400,000 of the $2,000,000 debentures by paying cash, with the other $1,600,000 of debentures being converted by issuing 1,000,000 of common stock. The Company also converted $117,910 of accrued interest on the debentures into 428,383 shares of common stock. The Company also issued 316,666 shares of common stock as an inducement to convert the debentures. The shares were valued at $.50 per share the market price of the Company's stock for a total value of $158,333.

Note 8 - Notes Payable and Line of Credit

Notes Payable

Notes payable consist of the following:
                                                                                               December 31,
                                                                                      2000                     1999
Note  payable to a  stockholder,  interest  at 9%,  principal  and  interest        ---------                ---------
   payable  in monthly  installments  beginning  September  1, 2000 from net revenue of oil production,  or payable from 20% of any distribution  from
   Goltech Petroleum,  LLC to the Company, with minimum semi-annual payments required on August 1 and February 1 equal to any unpaid  monthly  amounts from the previous  six-month period.  Secured by membership  interests of
   Goltech Petroleum, LLC.                                                         $  150,000              $  200,000

Notes  payable to  stockholders,  interest at 10%,  principal  and  interest payable  in monthly  installments  beginning  September  1, 2000 from net revenue of oil production,  or payable from 30% of any distribution  from
   Goltech Petroleum,  LLC to the Company, with minimum semi-annual payments required on August 1 and February 1 equal to any unpaid  monthly  amounts from the previous  six-month period.  Secured by membership  interests of
   Goltech Petroleum, LLC.                                                            225,000                 300,000

Notes  payable to  stockholders,  interest  at 10%  principal  and  interest payable  in monthly  installments  beginning  September  1, 2000 from net revenue of oil  production,  secured by  membership  interests of Goltech
   Petroleum, LLC.  Converted into common stock in 2000.                                   -                   77,000

                                      F-21

                            TETON PETROLEUM COMPANY

                   Notes to Consolidated Financial Statements

Note 8 - Notes Payable and Line of Credit (continued)

Notes Payable (continued)
                                                                                             December 31,
                                                                                        2000            1999
Note payable to Alfa Petroleum, Ltd. with no stated interest rate, payable upon        ------          ------
presentation, but not earlier than December 31, 2001.  The note is unsecured.

                                                                                     1,050,000             -
                                                                                   -----------       ---------
                                                                                     1,425,000         577,000
         Less current portion                                                       (1,262,298)        (83,333)
                                                                                   -----------       ---------
                                                                                   $   162,702       $ 493,667
                                                                                   ===========       =========

During 2000, the $77,000 note payable plus, approximately $74,000 of accrued interest on all of the notes above, was converted into 256,227 and 247,083 shares of common stock, respectively.

Also during 2000, the Company issued $400,000 of notes payable to shareholders with interest at 18%, which were subsequently converted into 1,334,208 shares of common stock.

The Company also issued 500,000 shares as an inducement to restructure $500,000 of notes payable. The common stock was valued at $150,000 ($.30 per share) and has been recorded interest expense in 2000.

Notes Payable Advances From Affiliate

During December of 2000, the Company received advances on notes payable from an affiliate of the other membership holder in Goltech totaling $395,000. The proceeds were used to pay certain operating expenses of Goloil. These notes provide for interest at 9%, with quarterly interest payments, maturing in
December 2002. The notes are secured by substantially all Goloil assets.

Remaining maturities under notes payable are as follows:

           Year Ended December 31,                  Amount

                   2001                        $  1,262,298
                   2002                             557,702
                                                 ----------
                                               $  1,820,000
                                                 ==========

                                      F-22

                            TETON PETROLEUM COMPANY

                   Notes to Consolidated Financial Statements

Note 8 - Notes Payable and Line of Credit (continued)

Line of Credit

In April 2000, the Company entered into a merger agreement with Eurogas, Inc.
which provided a $300,000 cash non-refundable payment and a credit facility of
$1,000,000 at 15% interest upon signing of the letter of intent. The Company borrowed 500,000 under this credit facility and subsequently, issued 1,000,000 shares of stock, which repaid the outstanding advances on behalf of the Company as part of an overall standstill agreement with respect to the merger and all related agreements. The Company has recognized the $300,000 non-refundable deposit as other income for the year ended December 31, 2000. The Company and
Eurogas have terminated all further merger negotiations and the merger agreement.

Note 9 - Related Party Transactions

During the years ended December 31, 2000 and 1999, $247,000 and $128,560 was paid for consulting services provided by a company owned by the President of the
Company, respectively.

Included in Accounts Payable is $0 and $49,841 for expenses incurred by the
President that are to be reimbursed by the Company, at December 31, 2000 and
1999, respectively.

Included in accounts receivable-related party is $0 and $20,000, due from a company, which the President of the Company is a director, at December 31, 2000 and 1999, respectively.

Note 10 - Income and Other Taxes

The Company has incurred losses since inception and, as a result of uncertainty surrounding the use of those net operating loss carryforwards, no provision for income taxes has been recorded.

The Company has net operating loss carryforwards for U.S. tax purposes of approximately $7,300,000, which expire between 2012 and 2021, if unused, and have been fully reserved by a valuation allowance.

Taxes payable are tax liabilities of its Russian subsidiary, Goloil (held through its wholly-owned subsidiary Goltech). Tax payments made by Goloil to the
Russian government include profits tax, value-added tax ("VAT"), payroll taxes and property taxes.

                                      F-23

                            TETON PETROLEUM COMPANY

                   Notes to Consolidated Financial Statements

Note 11 - Commitments and Contingencies

Contingencies

There is currently a high level of political and economic instability and uncertainty in the Russian Federation. As a result of the financial crisis in
August 1998, all financial markets were subject to significant downward adjustments. The national currency was severely devalued during the crisis and continued to deteriorate through the end of the year. The Russian banking system suffered significant liquidity problems and several large Russian banking institutions stopped operations and/or experienced significant losses. The
Russian Government defaulted on, and announced a restructuring of, its internal debt due to a lack of funds and is likely to seek forgiveness and/or restructuring of its external debt.

The taxation system in Russia is evolving as the central government transforms itself from a command to a market-oriented economy. There were many new Russian
Federation and Republic taxes and royalty laws and related regulations introduced over the last few years. Many of these were not clearly written and their application is subject to the interpretation of the local tax inspectors,
Central Bank officials and the Ministry of Finance. Instances of inconsistent interpretation between local, regional and federal tax authorities and between the Central Bank and Ministry of Finance are not unusual. The current regime of penalties and interest related to reported and discovered violations of Russian laws, decrees and related regulations are severe. Penalties include confiscation of the amounts at issue (for tax law violations), as well as fines of up to 40%
of the unpaid taxes. Interest is assessable at rates of up to 0.1% per day. As a result, penalties and interest can result in amounts that are multiples of any unreported taxes.

The Company's policy is to accrue contingencies in the accounting period in which a loss is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the Russian tax and legal systems, the ultimate taxes as well as penalties and interest, if any, assessed may be in excess of the amounts paid to date and accrued as of December
31, 2000.

Management believes based upon its best estimates, that the Company has paid or accrued all taxes that are applicable for the current and prior years, and compiled with all essential provisions of laws and regulations of the Russian
Federation. In management's opinion, the ultimate determination of the company's overall tax liability to the extent not previously provided for, will not have a material effect on the financial position of the Company.

The Company may be subject to loss contingencies pursuant to Russian national and regional environmental claims that may arise for the past operations of the related fields which it operates. As Russian laws and regulations evolve concerning environmental assessments and cleanups, the Company may incur future costs, the amount of which is currently indeterminable due to such factors as the current state of the Russian regulatory process, the ultimate determination of responsible parties associated with these costs and the Russian government's assessment of respective parties ability to pay for those costs related to environmental reclamation.

                                      F-24

                            TETON PETROLEUM COMPANY

                   Notes to Consolidated Financial Statements

Note 11 - Commitments and Contingencies (continued)

Contingencies (continued)

The Company's operations and financial position will continue to be affected by
Russian political developments including the application of existing and future legislation, regulations and claims pertaining to production, imports, exports, oil and gas regulations and tax regulations. The likelihood of such occurrences and their effect on the Company could have a significant impact on the Company's current activity and its overall ability to continue operations. The Company does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

Commitments

In 1997, the Company entered into an agreement with Geoservice LTD for geological consulting services in the amount of $60,000 per year for a five-year period ending in 2002.

The Company has entered into employment agreements with its president and secretary through December 1, 2002, which provide for certain salaries as specified and other related matters and may be terminated by the written consent of the employees prior to expiration.

Note 12 - Supplemental Oil and Gas Disclosures

Costs Incurred in Oil and Gas Producing Activities

The following is a summary of costs incurred in oil and gas producing activities:

                                                For the Years Ended
                                                  December 31,
                                               2000            1999

Property acquisition costs                   $   -           $  47,950
Development costs                             679,306          209,898

       Total                                 $679,306        $ 257,848

                                      F-25

                            TETON PETROLEUM COMPANY

                   Notes to Consolidated Financial Statements

Note 12 - Supplemental Oil and Gas Disclosures (continued)

Costs Incurred in Oil and Gas Producing Activities (continued)

The following reflects the Company's capitalized costs associated with oil and gas producing activities:
                                                                                        December 31,
                                                                                   2000            1999

Property acquisition costs                                                     $  618,563      $  620,385
Development costs                                                                 943,160         896,255
                                                                               ----------       ---------
                                                                                1,561,723       1,516,640

Accumulated depreciation, depletion, amortization and valuation allowances        (71,694)        (33,706)
                                                                               ----------       ---------
Net capitalized costs                                                          $1,490,029      $1,482,934
                                                                               ==========      ==========

Results of Operations from Oil and Gas Producing Activities

Results of operations from oil and gas producing activities (excluding general and administrative expense, and interest expense) for the years ended December
31, 2000 and 1999 are presented below.
                                                                                   For the Years Ended
                                                                                       December 31
                                                                                   2000            1999

Oil and gas sales                                                              $1,419,000      $1,518,000
Production costs                                                               (1,183,000)       (996,000)
Depletion, depreciation and amortization                                          (35,000)        (26,000)
                                                                               ----------      ----------
Results of operations from oil and gas producing activities                    $  201,000      $  496,000
                                                                               ==========      ==========

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved development oil and gas reserves are those reserves expected to be recovered through existing wells with existing equipment and operating methods. The reserve data is based on studies prepared by an independent engineer. All proved reserves of oil and gas December 31, 2000 are located in Russia.

The 1999 computations presented below include the 29.5% minority interest share of such reserves in Goloil and the 2000 computations give effect to the
Company's sale of its 50% interest in Goltech.

                                      F-26

                            TETON PETROLEUM COMPANY

                   Notes to Consolidated Financial Statements

Note 12 - Supplemental Oil and Gas Disclosures (continued)

Results of Operations from Oil and Gas Producing Activities (continued)

The supplemental oil and gas disclosures relating to net proved oil and gas reserves and the standardized  measure of future net cash flow and changes thereto,  have been restated to exclude approximately 12,400,000 bbls (2000) and
26,388,500 bbls (1999) as proved reserves due to questions concerning the sufficiency and completeness of data used to establish certain reserves recoverable by secondary recovery methods were "proved."

The following tables present estimates of the Company's net proved oil and gas reserves:

                                                          December 31,
                                                     2000             1999
                                                          (Restated)

Proved reserves (bbls), end of period              8,500,000     19,375,300
                                                   =========     ==========
Proved developed reserves (bbls), end of period    1,300,000      2,300,000
                                                   =========     ==========

Standardized Measure of Discounted Future Net Cash Flows (Unaudited)

SFAS No. 69 prescribes guidelines for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. The
Company has followed these guidelines, which are briefly discussed below.

Future cash inflows and future production and development costs are determined by applying year-end prices and costs to the estimated quantities of oil and gas to be produced. Estimated future income taxes are computed using current statutory income tax rates for those countries where production occurs including consideration for estimated future statutory depletion and tax credits. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect the Company's expectations for actual revenues to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process.

                                      F-27

                            TETON PETROLEUM COMPANY

                   Notes to Consolidated Financial Statements

Note 12 - Supplemental Oil and Gas Disclosures (continued)

Standardized Measure of Discounted Future Net Cash Flows (Unaudited) (continued)

The following summary sets forth the Company's future net cash flows relating to proved oil and gas reserves based on the standardized measure prescribed in
Statement of Financial Accounting Standards No. 69.

                                                                  December 31,
                                                           2000(1)          1999
                                                                  (Restated)

Future cash inflows                                      $ 204,287,000      $ 364,600,000
Future production costs                                    (82,301,000)      (167,800,000)
Future development costs                                   (11,137,000)       (23,700,000)
Future income tax expense                                  (43,869,000)       (67,600,000)
Future net cash flows (undiscounted)                        66,980,000        105,500,000
Annual discount of 10% for estimated timing of cash flows  (25,380,000)       (42,100,000)

Standardized measure of future net discounted cash flows $  41,600,000      $  63,400,000

(1) Giving effect to the Company's sale of 50% of its interest in Goltech in
August 2000.

Changes in Standardized Measure (Unaudited)

The following are the principal sources of change in the standardized measure of discounted future net cash flows for the year ended December 31, 2000:

                                                                          (Restated)

Standardized measure, beginning of period, December 31, 1999            $  63,400,000
Net changes in prices and production costs                                 24,650,000
Future development costs                                                    2,400,000
Revisions of previous quantity estimates                                   (4,409,000)
Sale of reserves in place                                                 (34,952,000)
Accretion of discount                                                       4,724,000
Changes in income taxes, net                                              (14,213,000)

Standardized measure, end of period, December 31, 2000                  $  41,600,000

                                      F-28

                             TETON PETROLEUM COMPANY

                      Unaudited Consolidated Balance Sheet
                                 March 31, 2001

                                     Assets
Current assets
   Cash                                                                 $       95,355
   Accounts receivable - oil and gas sales                                     175,035
   Inventory                                                                    54,720
   Prepaid expenses and other assets                                            15,843
                                                                             ---------
       Total current assets                                                    340,953
                                                                             ---------
Oil and gas properties, net (successful efforts)                             1,911,945
Fixed assets, net                                                               99,266
                                                                             ---------
                                                                        $    2,352,164
                                                                             =========
                      Liabilities and Stockholders' Equity

Current liabilities
   Accounts payable and accrued liabilities                             $      385,807
   Current portion of stockholder notes payable                              1,302,104
                                                                             ---------
       Total current liabilities                                             1,687,911
                                                                             ---------
Notes payable advances from affiliate                                          457,587
Stockholder notes payable, less current portion                                122,896
                                                                             ---------
       Total liabilities                                                     2,268,394
                                                                             =========
Commitments and contingencies

Stockholders' equity
   Common stock, .001 par value, 100,000,000 shares authorized, 24,977,341
    shares issued and outstanding at March 31, 2001                             24,977
   Additional paid-in capital                                                8,469,220
   Accumulated deficit                                                      (9,367,145)
   Foreign currency translation adjustment                                     956,718
                                                                           -----------
       Total stockholders' equity                                               83,770
                                                                           -----------
                                                                         $   2,352,164
                                                                           ===========

                See notes to consolidated financial statements.

                                      F-29

                            TETON PETROLEUM COMPANY

                 Unaudited Consolidated Statements of Operations

                                                             For the Three Months Ended
                                                                      March 31,
                                                               2001                2000

Oil and gas sales                                         $  514,863            $ 557,950
                                                            --------             --------
Costs and expenses
   Oil and gas production                                    195,860              224,497
   General and administrative expenses                       279,736              203,080
   Depreciation, depletion and amortization                    8,665                6,454
                                                            --------             --------
       Total expenses                                        484,261              434,031
                                                            --------             --------
Income from operations                                        30,602              123,919
                                                            --------             --------
Other income (expenses)
   Other income                                                2,456                   -
   Interest expense                                           (9,000)             (19,000)
                                                            --------             --------
       Total other income (expense)                           (6,544)             (19,000)
                                                            --------             --------
Net income                                                $   24,058            $ 104,919
                                                            ========             ========
Basic income per share                                    $       -             $     .01
                                                            ========             ========
Weighted average common shares outstanding                24,977,341           13,220,080
                                                            ========             ========

                See notes to consolidated financial statements.

                                      F-30

                            TETON PETROLEUM COMPANY

        Unaudited Consolidated Statements of Comprehensive Income (Loss)

                                                      For the Three Months Ended
                                                              March 31,
                                                       2001                2000

Net income                                          $ 24,058            $ 104,919

Other comprehensive income (loss), net of tax
   Foreign currency translation adjustment             1,404             (138,911)
       Total other comprehensive income (loss)         1,404             (138,911)

Comprehensive income (loss)                         $ 25,462            $ (33,992)

                See notes to consolidated financial statements.

                                      F-31

                            TETON PETROLEUM COMPANY

                 Unaudited Consolidated Statements of Cash Flows

                                                                                               For the Three Months Ended
                                                                                                       March 31,
                                                                                              2001                    2000

Cash used in operating activities
   Net income                                                                        $        24,058        $       104,919
   Adjustments to reconcile net income to net cash (used in) provided by                    --------             ----------
     operating activities
   Depletion, depreciation and amortization                                                    8,665                  6,454
   Changes in operating assets and liabilities
     Accounts receivable and related party receivables                                         1,240                 14,234
     Prepaid expenses and other                                                                   94                     55
     Inventory                                                                                   324                  1,177
     Accounts payable and accrued liabilities                                                (52,983)               206,887
                                                                                            ---------             ---------
       Net cash (used in) provided by operating activities                                   (18,602)               333,726
                                                                                            ---------             ---------
Cash used in investing activities
   Oil and gas properties and equipment expenditures, net                                   (424,330)              (270,353)
                                                                                            ---------             ---------
       Net cash used in investing activities                                                (424,330)              (270,353)
                                                                                            ---------             ---------
Cash provided by financing activities
   Advances under notes payable from affiliates                                               65,000                     -
                                                                                            ---------             ---------
       Net cash provided by financing activities                                              65,000                     -
                                                                                            ---------             ---------
Effect of foreign currency exchange rates on cash                                              1,404               (138,911)
                                                                                            ---------             ---------
Net decrease in cash during the period                                                      (376,528)               (75,538)

Cash - beginning of period                                                                   471,883                 75,538
                                                                                            ---------             ---------
Cash - end of period                                                                 $        95,355        $             -
                                                                                            =========             =========

                See notes to consolidated financial statements.

                                      F-32

                             TETON PETROLEUM COMPANY

              Notes to Unaudited Consolidated Financial Statements

Note 1 - Basis of Presentation

Effective in August 2000, Teton Petroleum Company entered into a transaction selling a 50% equity interest in Goltech Petroleum, LLC ("Goltech") in exchange for $1,000,000 cash and a $5.6 million commitment to fund further development of the oil and gas license area held by Goloil, in addition to completion of the pipeline. The acquirer obtained the right to name 50% of the board of managers and became the general manager of Goltech, obtaining effective operating control.

The March 31, 2000 consolidated financial statements presented for comparison, include the accounts of the Company and its incorporated subsidiaries from the date of acquisition. Such subsidiaries include a 100% interest in Goltech, which holds a 70.59% interest in Goloil, a joint Russian-American company.

The March 31, 2001 financial statements are unaudited and reflect all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods. The unaudited financial statements as of March 31, 2001, as is customary in the oil and gas industry, reflect a pro rata consolidation of the Company's 50% interest in Goltech
Petroleum, LLC. The unaudited financial statements contained herein should be read in conjunction with the financial statements and notes thereto contained in the Company's financial statements for the year ended December 31, 2000. The results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results for the entire fiscal year ending December
31, 2001.

Earnings per share

All potential dilutive securities have an antidilutive effect on earnings (loss)
per share and accordingly, basic and dilutive weighted average shares are the same.

Note 2 - Notes Payable Advances from Affiliate

During the quarter ended March 31, 2001 the Company received additional advances of $65,000 on a note payable. The note provides for interest at 9% payable quarterly, and matures in January 2003. The note is secured by substantially all assets of Goloil.

Subsequent to March 31, 2001, the Company also received an advance of $75,000 on another note payable. The note provides for interest at 9% payable quarterly and matures in April 2003. The note is secured by substantially all assets of Goloil.

                                      F-33

                             TETON PETROLEUM COMPANY

              Notes to Unaudited Consolidated Financial Statements

Note 3 - Subsequent Events

Alfa Petroleum Note Payable

In May 2001, the $1,050,000 Alfa Petroleum note payable (the "Alfa note") was assigned to Goloil through Goltech Petroleum, LLC ("Goltech"), which has reflected this as a reduction to Teton's capital account balance in Goltech.
Goloil repaid the Alfa note from a loan made by one of Goltech's members. The terms of the loan provide for an interest rate of 9%, maturing in May 2003. The loan advances are secured by the assets of Goloil.

DCD Dagestan Licenses

In the second quarter of 2001, the Company divested itself of its subsidiary
Teton Oil, Inc. which holds the remaining DCD Dagestan licenses. The shares of
Teton Oil, Inc. were distributed to two of the Company's stockholders and the stockholders also assumed any related obligations associated with the licenses.
No gain or loss was recorded on the distribution as the net assets of Teton Oil,
Inc. due to the licenses being written down to zero in 1998.

Private Placement Offerings

As of June 11, 2001, the Company has raised approximately $530,000 through private placement offerings under Regulation S and Regulation D of the
Securities Act of 1933.

Completion of Oil Pipeline and Drilling Two New Wells

The Company has completed the construction of its pipeline in June 2001. The
Company has started drilling two additional wells pursuant to the oil field development agreement.

                                      F-34

                                    PART III

                                INDEX TO EXHIBITS

Exhibits incorporated by reference to Form 10-SB, filed July 3, 2001:

Exhibit
   No.             Description

2.1.1             Certificate of Incorporation of EQ Resources Ltd.
2.1.2             Certificate of Domestication of EQ Resources Ltd.
2.1.3             Articles of Merger of EQ Resources Ltd. and American-Tyumen
                    Exploration Company
2.1.4             Certificate of Amendment of Teton Petroleum Company
2.1.5             Certificate of Amendment of Teton Petroleum Company
2.2               Bylaws of Teton Petroleum Company.
6.1               Master Agreement, dated June 19, 2000, by and among Fenlex
                    Nominee Services Limited, as sole trustee of Mediterranean
                  Overseas Trust, Teton Petroleum Company and Goltech Petroleum
                    LLC.
6.2               Issuance and Purchase Agreement, dated August 14, 2000, by and between Goltech Petroleum, LLC and Petromed Oil Limited
6.3               Oilfield Development Agreement between Goloil, Inc. and
                    Energosoyuz
6.4               Lease Agreement between Goloil, Inc. and Energosoyuz
6.5               Employment Agreement between the Company and H. Howard Cooper
6.6               Employment Agreement between the Company and Anna Cooper
6.7               Warrant to purchase 86,250 shares of common stock issued to
                     Howard H. Cooper
6.8               Warrant to purchase 500,000 shares of common stock issued to
                     Howard H. Cooper
6.9               Warrant to purchase 250,000 shares of common stock issued to
                     Howard H. Cooper
6.10              Warrant to purchase 250,000 shares of common stock issued to
                     Howard H. Cooper
6.11              Warrant to purchase 513,750 shares of common stock issued to
                     Thomas L. Di Grappa
6.12              Warrant to purchase 354,000 shares of common stock issued to
                     William D. Kennedy
6.13              Consulting Agreement between Teton Petroleum Company and Alfa
                     Petroleum Ltd., dated April 20, 2000.
6.14              Contract for Eguriakhskiy License Territory Pipeline Project,
                     between Teton Petroleum Company and Goloil, Inc.
6.15              Amended and Restated Stand-Still Agreement, Cancellation of
                     Indebtedness and Cancellation of Certain Agreements between
                     Teton Petroleum Company and Eurogas, Inc.
6.16              Amended and Restated Regulations of Goltech Petroleum LLC.
21                List of Subsidiaries

                                       40

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.

                                            TETON PETROLEUM COMPANY

July 11, 2001                            By:/s/ H. Howard Cooper
                                                H. Howard Cooper, President

                                       41